Exhibit 2.1
ACQUISITION AGREEMENT
          This Acquisition Agreement (the “Agreement”) is entered into on the date set forth on the signature page among the Person designated on the signature page as “Buyer” (“Buyer”), Proliance International, Inc., a Delaware corporation (the “Company”), and each of the Subsidiaries of the Company identified on the signature page as “Other Sellers” (collectively with the Company, “Sellers”).
RECITALS
          A. On the date hereof (the “Petition Date”), Sellers and certain of the Company’s domestic Subsidiaries will become debtors and debtors in possession under title 11 of the United States Code, 11 U.S.C. §§ 101, et seq. (the “Bankruptcy Code”), and will file voluntary petitions for relief under chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) (the “Bankruptcy Case”).
          B. Sellers and their Subsidiaries are engaged in the business of designing, manufacturing and marketing (1) radiators, radiator cores, heater cores and complete heaters, temperature control parts and other heat exchange products for the automotive and light truck aftermarket and (2) radiators, radiator cores, condensors, charge air coolers, oil coolers, marine coolers and other specialty heat exchangers primarily for the heavy duty aftermarket (collectively, but for purposes of this Agreement excluding any business engaged in by any Excluded Subsidiary, the “Business”).
          C. Subject to the terms and conditions set forth herein and as authorized under sections 363 and 365 of the Bankruptcy Code, Buyer desires to purchase from Sellers, and Sellers desire to sell to Buyer, the Purchased Assets in exchange for the payment to Sellers of the Purchase Price and the assumption by Buyer of the Assumed Liabilities.
          NOW, THEREFORE, the parties hereto agree as follows:
ARTICLE I
CERTAIN DEFINITIONS
          1.1 Defined Terms. In addition to the terms defined elsewhere herein, for purposes of this Agreement, the following defined terms have the meanings specified below when used herein with initial capital letters:
          “2008 Financial Statements” means the Company’s consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2008 as filed with the SEC.
          “503(b)(9) Claims” means all claims pursuant to section 503(b)(9) of the Bankruptcy Code.

          “Actions or Proceedings” means any action, suit, proceeding, arbitration or Governmental Authority investigation.
          “Affiliate” means any Person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the Person specified. For purposes of this definition, “control” of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by Contract, voting securities or otherwise.
          “Assumed Trade Payables” means any trade payables of Sellers arising on or after the Petition Date and incurred in the ordinary course of business through the Closing and unpaid as of the Closing Date.
          “Bid Procedures Order” means an order of the Bankruptcy Court, substantially in the form attached hereto as Exhibit A.
          “Books and Records” means all of the books, records, electronically stored data and other documents and any Copyrights related thereto (including customer and supplier lists and files, distribution lists, mailing lists, sales materials, operating, production and other manuals, equipment maintenance and operating manuals, correspondence with customers, suppliers, employees or Governmental Authorities, plans, files, specifications, process drawings, computer programs, data and information, manufacturing and quality control records and procedures, research and development files and advertising and promotional materials) related to the Purchased Assets, the Assumed Liabilities or the Business that are held by Sellers and existing on the Closing Date.
          “Business Day” means a day other than Saturday, Sunday or any other day on which banking institutions in New York, New York are required or authorized to close by Law.
          “Buyer Material Adverse Effect” means an event, circumstance or development which, individually or in the aggregate, has had or could reasonably be expected to have or result in a material adverse effect on or a material adverse change in or to the ability of Buyer to consummate the transactions contemplated by this Agreement or perform its obligations under this Agreement.
          “Buyer’s Transfer Taxes” means all of the Transfer Taxes that are not Sellers’ Transfer Taxes.
          “Charter Documents” means such Person’s certificate or articles of incorporation, memorandum and articles of association, by-laws, limited liability company operating agreement and other comparable constituent, charter or organizational documents, as applicable in such Person’s jurisdiction of formation.
          “Closing Working Capital” means any United States assets (including the assets of the Nuevo Laredo operations) that would be reflected in the line items for “accounts receivable” and “inventory” on a combined balance sheet of Sellers and the

Included Subsidiaries as of the Closing, net of any related reserves and less any Liabilities assumed by Buyer at the Closing pursuant to Section 2.3(b), and prepared in accordance with Sellers’ Accounting Principles and Practices.
          “Code” means the Internal Revenue Code of 1986.
          “Confidentiality Agreement” means, collectively (a) that certain letter agreement, dated as of March 20, 2009, by and among the Company, Roger Brown, Arthur Slaven, John McLinden and Michael Lerner, and (b) that certain letter agreement, dated as of June 1, 2009, by and between the Company and Wynnchurch Capital, Ltd., in each case as the foregoing may have been subsequently amended.
          “Competing Transaction” means (a) a transaction pursuant to which any Person (or group of Persons), directly or indirectly, acquires or would acquire a majority of the Company’s capital stock, whether from the Company or otherwise and whether of a type contemplated by prior proposals from stockholders or creditors of the Company or otherwise, (b) a merger, reorganization, share exchange, consolidation or other business combination involving the Company in which the holders of the Company’s capital stock immediately prior to such transaction would cease to own a majority of such capital stock (or capital stock of the acquiring or resulting stock in such transaction), (c) a transaction pursuant to which any Person (or group of Persons) acquires or would acquire control of Purchased Assets (including for this purpose the outstanding equity securities of Included Subsidiaries and securities of the entity surviving any merger or business combination involving any Included Subsidiary) of the Company or any Included Subsidiary (excluding any Excluded Assets or any equity interests or assets of any Excluded Subsidiary) representing more than 50% of the fair market value of all the Purchased Assets, net revenues or net income of the Company and the Included Subsidiaries, taken as a whole, immediately prior to such transaction (excluding any Excluded Assets or any equity interests or assets of any Excluded Subsidiary), (d) any other consolidation, business combination, recapitalization, capital restructuring, plan of reorganization or similar transaction involving the Company or any of the Included Subsidiaries, as a result of which the holders of shares of the Company’s capital stock immediately prior to such transaction do not, in the aggregate, continue to hold a majority of the outstanding shares of common stock and the outstanding voting power of the surviving or resulting entity in such transaction immediately after the consummation thereof, (e) any transaction involving an acquisition of the Company, a capital contribution to the Company or a restructuring of the Indebtedness of the Company proposed by or on behalf of the Company’s stockholders or debtholders, or (f) any other transaction that is conditioned or predicated on the transactions contemplated by this Agreement not being completed in accordance with the terms of this Agreement or is intended or could reasonably be expected to result in such transactions not being so completed; provided, however, that in no event will a transaction involving the sale of only Excluded Assets or any equity interests or assets of any Excluded Subsidiary be deemed to be a Competing Transaction for any purpose under this Agreement.

          “Contract” means any agreement, lease, license, evidence of Indebtedness, mortgage, indenture, security agreement, purchase order or other contract, whether written or oral.
          “Copyrights” means any copyrights, whether in published or unpublished works and whether in digital or print media, and any United States or foreign registrations thereof and applications therefor, including all renewals and extensions thereof and rights corresponding thereto throughout the world.
          “Employee” means each employee, officer or consultant of Sellers or any Included Subsidiary.
          “Environment” means any land, soil, substrata, groundwater, surface water, drinking water, sediment, air or terrestrial or aquatic biota.
          “Environmental Laws” means all Laws (including CERCLA) in effect on and after the date hereof relating to the protection of the Environment, including Laws relating to Environmental Releases or threatened Environmental Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.
          “Environmental Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the atmosphere, soil, surface water, sewer system, groundwater or land.
          “Equipment” means all plants, machinery, equipment, furniture, fixtures, computer hardware, vehicles, tools, supplies, leasehold improvements and, except for the Inventory, all other tangible personal property owned by Sellers and the Included Subsidiaries and used in the conduct of the Business.
          “ERISA” means the Employee Retirement Income Security Act of 1974.
          “Estimated IBNR/FSA Liability Amount” means $400,000.
          “Exchange Act” means the Securities Exchange Act of 1934.
          “Excluded Subsidiary” means any direct or indirect Subsidiary of the Company that is not an Included Subsidiary, including Radiadores GDI, S.A. de C.V., Aftermarket LLC, Aftermarket Delaware Corporation, Proliance International Holding Corporation, Nederlandse Radiateuren Fabriek B.V. and each of the direct and indirect Subsidiaries of the foregoing (other than MexPar and its direct and indirect Subsidiaries).
          “GAAP” means United States generally accepted accounting principles, consistently applied throughout the specified period and in the immediately prior comparable period.

          “Governmental Authority” means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision.
          “Hazardous Materials” means any material, substance, chemical, waste, hazardous waste, pollutant, contaminant or hazardous or toxic substance as to which liabilities, restrictions or standards of conduct are imposed pursuant to any Environmental Law, including asbestos, formaldehyde, polychlorinated biphenyls, lead based paint, radioactive materials, waste oil and other petroleum products.
          “HSR Act” means Section 7A of the Clayton Act (Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976) and the rules and regulations promulgated thereunder.
          “Indebtedness” of any Person means all obligations of such Person (a) for borrowed money, (b) evidenced by notes, bonds, debentures or similar instruments, (c) for the deferred purchase price of goods or services (other than trade payables or accruals incurred in the ordinary course of business), (d) under capital leases, and (e) in the nature of guarantees of the obligations described in clauses (a) through (d) above of any other Person.
          “Individual Health Insurance Escrow Deposit” means an amount equal to $2,000 multiplied by the number of Employees as of immediately prior to the New Hire Deadline who do not become New Hires.
          “Initial Escrow Period” means the period of time beginning on the Closing Date and ending on the later to occur of (a) the date that is the two-month anniversary of the Closing Date and (b) the final determination of Closing Working Capital in accordance with Section 3.4.
          “Intellectual Property” means all intellectual property used or held for use by Sellers and the Included Subsidiaries in connection with the Business including (a) all Copyrights, (b) all Patents, (c) all trade secrets, (d) all Trademarks, (e) all Software, and (f) all rights to sue or otherwise claim for past, present or future infringement or unauthorized use or disclosure or breach of any of the assets, properties or rights described above.
          “Inventory” means all spare parts, raw materials, finished products, goods in-process and supplies held by Sellers and the Included Subsidiaries, wherever situated.
          “IRS” means the United States Internal Revenue Service.
          “Knowledge” and “Known” mean the actual knowledge, after due inquiry, of the executive officers of the applicable Person.
          “Laws” means all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision or of any Governmental Authority.
          “Liabilities” means all Indebtedness, obligations and other liabilities of a Person (whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due).
          “Liens” means any mortgage, pledge, assessment, security interest, lease, lien, adverse claim, levy, charge, option, right of first refusal, easement, voting trust or agreement, transfer restriction or other encumbrance of any kind.
          “MexPar” means Manufacturera Mexicana de Partes de Automoviles S.A. de C.V.
          “Multiple Employer Plan” means a single employer plan, as defined in Section 4001(a)(15) of ERISA, which (a) is maintained for Employees and at least one Person other than Sellers or one of their Subsidiaries or (b) was so maintained and in respect of which the Company or one of the Included Subsidiaries could have liability under Section 4064 or 4069 of ERISA in the event such plan has been or were to be terminated.
          “Option” with respect to any Person means any security, right, subscription, warrant, option, “phantom” stock right, swap, hedge, derivative or other Contract that gives the right to purchase or otherwise receive or be issued any shares of capital stock of, or any membership interest, ownership interest or other equity interest in, such Person or any security of any kind convertible into or exchangeable or exercisable for any shares of capital stock of, or any membership interest, ownership interest or other equity interest in, such Person.
          “Order” means any writ, judgment, decree, injunction or similar order of any Governmental Authority (in each such case whether preliminary or final).
          “Patents” means any United States or foreign patents, together with any extensions, reexaminations and reissues of such patents, patents of addition, patent applications, divisions, continuations, continuations-in-part and any subsequent filings in any country or jurisdiction claiming priority therefrom.
          “Permits” means all permits, approvals, licenses, authorizations, certificates, rights, exemptions and Orders from any Governmental Authority used by or held for use by Sellers and the Included Subsidiaries and related to the Business.
          “Permitted Liens” means (a) all defects, exceptions, restrictions, easements and rights of way of record or that are disclosed on an ALTA title insurance policy delivered by Sellers to Buyer, (b) statutory liens for current Taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings provided an appropriate reserve is established therefor, (c) mechanics’, carriers’, workers’ and repairers’ Liens arising or incurred in the ordinary course of business, (d) zoning, entitlement and other land use and environmental regulations by any Governmental Authority provided that such regulations have not been violated, (e) the interest of a lessor under a capital or operating lease, (f) liens arising by operation of Law, and (g) liens directly related to the Assumed Liabilities.
          “Person” means any natural person, corporation, limited liability company, general partnership, limited partnership, proprietorship, other business organization, trust, union, association or Governmental Authority.
          “Purchased Contracts” means all Contracts of Sellers that are set forth on Schedule 1.1(a) (which Schedule is subject to modification as permitted by Section 2.1(c)) and are unexpired as of the Closing Date.
          “Regulation” means the income tax regulations, including temporary regulations, promulgated under the Code.
          “Representatives” with respect to any Person means such Person’s officers, employees, counsel, accountants, financial advisors, consultants and other representatives.
          “Sale Order” means a final Order (or Orders) of the Bankruptcy Court which is not subject to a stay pending appeal, in substantially the form attached as Exhibit B with such changes therein as may have been ordered or otherwise made by the Bankruptcy Court so long as the effects thereof, considered as a whole, are not materially adverse to Buyer or Sellers, as applicable.
          “SEC” means the Securities and Exchange Commission.
          “Seller Material Adverse Effect” means an event, circumstance or development which, individually or in the aggregate with all other events, circumstances or developments, has had or could reasonably be expected to have or result in (a) a material adverse effect on or a material adverse change in or to the business, assets, properties, results of operations or financial condition of Sellers and the Included Subsidiaries (taken as a whole) or (b) a material adverse effect on or a material adverse change in or to the ability of Sellers to consummate the transactions contemplated by this Agreement or perform its obligations under this Agreement, other than, as applied to clause (a) only, an effect or change resulting from any one or more of the following to the extent that, as applied to the events in (i), (ii), (iii) and (v) below, the effects thereof on Sellers and the Included Subsidiaries (taken as a whole) are not disproportionate to the effects thereof on other United States companies engaged in the industry in which Sellers and the Included Subsidiaries operate: (i) the effect of any change in the United States economy or securities or financial markets in general; (ii) the effect of any change that generally affects the industry in which Sellers and the Included Subsidiaries operate; (iii) the effect of any change arising in connection with any force majeure (such as hurricanes, floods or earthquakes), hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof;

(iv) the effect of any actions taken by Buyer or its Affiliates with respect to the transactions contemplated hereby; (v) the effect of any changes in applicable Laws or accounting rules; (vi) any effect resulting from or arising out of the filing of the Bankruptcy Case; (vii) any effect resulting from or arising out of the public announcement of this Agreement, compliance with terms of this Agreement or the consummation of the transactions contemplated by this Agreement; or (viii) any matter approved by the Bankruptcy Court.
          “Seller SEC Documents” means the Company’s annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, but does not include any exhibits attached thereto, filed with the SEC and publicly available on or after January 1, 2007 and prior to the date of this Agreement, as amended to the date of this Agreement.
          “Seller SEC Reports” means all required registration statements, prospectuses, reports, schedules, forms, statements and other documents required to be filed by the Company with the SEC since January 1, 2007.
          “Sellers’ Accounting Principles and Practices” means the accounting policies and related policies and practices utilized by the Company in the preparation of its 2008 Financial Statements applied on a consistent basis in accordance with GAAP.
          “Sellers’ Transfer Taxes” means one-half of the aggregate Transfer Taxes; provided, however, that Sellers’ Transfer Taxes will in no event exceed $100,000.
          “Software” means, except to the extent generally available for purchase from a third Person, any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, (d) screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, and (e) all documentation including user manuals and other training documentation related to any of the foregoing.
          “Subsidiary” with respect to an entity means any Person in which such entity, directly or indirectly through Subsidiaries or otherwise, beneficially owns more than 50% of either the equity interests in, or the voting control of, such Person.
          “Target Working Capital” means $72,097,000.
          “Taxes” means any and all taxes, fees, levies, duties, tariffs, import and other similar charges imposed by any taxing authority, together with any related interest, penalties or other additions to tax or additional amounts imposed by any taxing authority, and without limiting the generality of the foregoing, will include net income, alternative or add-on minimum tax, gross income, gross receipts, capital, sales, use, ad valorem, value added, franchise, profits, license, transfer, recording, escheat, withholding, payroll, employment, social security, excise, severance, stamp, occupation, premium, property, windfall profit, environmental, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever.
          “Tax Returns” means all returns, reports and forms required to be filed with a Governmental Authority with respect to Taxes.
          “Trademarks” means (a) any unregistered trademarks and service marks in the United States or foreign jurisdictions or multinational trademark authorities, (b) any trademarks or service marks registered in the United States or foreign jurisdictions or multinational trademark authorities and any applications therefore, (c) any trade names, brand names, product identifiers, certification marks, logos, trade dress and Internet domain names, and uniform resource locators associated therewith, and any registration thereof or application therefor in the United States or foreign jurisdictions, including any extension, modification or renewal of any such registration or application, and (d) all goodwill associated with all of the foregoing throughout the world.
          “Transfer Taxes” means any federal, state, county, local, foreign or other sales, use, transfer, conveyance, documentary transfer, recording or other similar tax, fee or charge imposed upon the sale, transfer or assignment of property or any interest therein or the recording thereof, and any penalty, addition to tax or interest with respect thereto, but such term will not include any tax on, based upon or measured by, the net income, gains or profits from such sale, transfer or assignment of the property or any interest thereon.
          “WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended.
          1.2 Terms Defined Elsewhere in this Agreement. For purposes of this Agreement, the following terms have the meanings set forth in the sections indicated:

Term	Section
Adjustment Determination Effective Time	3.4	(a)
Agreement	Preamble
Antitrust Authority	7.6	(a)
Antitrust Laws	7.6	(b)
Assumed Liabilities	2.3
Auction Date	2.1	(c)
Avoidance Actions	2.2	(b)(iv)
Bankruptcy Case	Recitals
Bankruptcy Code	Recitals
Bankruptcy Court	Recitals
Benefit Plans	4.8	(a)
Break-Up Fee	6.2
Business	Recitals
Buyer	Preamble
Cash Purchase Price	3.1

Term	Section
Closing	3.2	(a)
Closing Date	3.2	(a)
Closing Escrow Deposits	3.5	(a)
Company	Preamble
Conclusive Closing Working Capital Statement	3.4	(c)
D&O Escrow Deposit	3.5	(a)
Delivered Prepaid Inventory	3.6
DIP Loan Agreement	2.2	(b)(xii)
Disputed Items	3.4	(c)
Eligible Employees	3.5	(d)
Eligible IBNR Claims	3.5	(c)
Eligible Monthly Periods	3.5	(d)
Enforceability Exception	4.2
Equity Commitment Letter	5.6
Escrow Agent	3.3	(a)
Escrow Agreement	3.3	(a)
Estimated Closing Working Capital Amount	3.4	(a)
Estimated Closing Working Capital Statement	3.4	(a)
Excluded Assets	2.2	(b)
Final Cure Costs	2.5
Final Prepaid Inventory Statement	3.6
IBNR Escrow Deposit	3.5	(a)
IBNR Escrow Period	3.5	(c)
IBNR Shortfall	3.5	(c)
Included Subsidiaries	2.1	(b)(i)
Indemnified Party	3.5	(b)
Individual Health Insurance Escrow Period	3.5	(d)
Initial Escrow Deposit	3.3	(a)
Inventory Price	3.6
Necessary Consent	2.6
Neutral Arbitrator	3.4	(c)
New Hire Deadline	7.9	(a)
New Hires	7.9	(a)
Petition Date	Recitals
Post Closing Working Capital Statement	3.4	(b)
Potential Prepaid Inventory	3.6
Purchase Price	3.1
Purchased Assets	2.1	(b)
Resolution Period	3.4	(c)
Retained Liabilities	2.4
Sale Hearing	3.4	(a)
Seller Benefit Plans	4.8	(a)
Sellers	Preamble
Sellers’ Disclosure Schedule	Article IV
Subsidiary Benefit Plans	4.8	(a)
Subsidiary Equity Interests	4.3
Termination Date	9.1	(b)(i)
Title IV Plans	4.8	(a)

          1.3 Construction of Certain Terms and Phrases. (a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article,” “Section,” “Schedule” or “Exhibit” refer to the specified Article, Section, Schedule or Exhibit of or to this Agreement, (v) the phrase “ordinary course of business” refers to the business of Sellers in connection with Sellers’ business, (vi) the terms “include,” “includes” and “including” will be deemed to be followed by the words “without limitation,” and (vii) any reference in this Agreement to $ means U.S. dollars. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded, and whenever this Agreement refers to a number of days, such number will refer to calendar days unless Business Days are specified. All accounting terms used herein and not expressly defined herein will have the meanings given to them under GAAP. Unless otherwise expressly provided herein, any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented.
          (b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as jointly drafted by the parties hereto and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
ARTICLE II
PURCHASE AND SALE OF ASSETS; ASSUMPTION OF LIABILITIES
          2.1 Purchase and Sale of Assets. (a) On the terms and subject to the conditions set forth in this Agreement, at the Closing, Buyer will purchase, acquire and accept from Sellers, and Sellers will sell, transfer, convey and deliver to Buyer all of Sellers’ right, title and interest in, to and under the Purchased Assets, free and clear of all Liens, other than those created by Buyer or its Affiliates and other than Permitted Liens.
          (b) For all purposes of and under this Agreement, the term “Purchased Assets” means all properties, assets and rights of Sellers existing as of the Closing, whether real or personal, tangible or intangible (excluding only the Excluded Assets), including:
          (i) all Subsidiary Equity Interests identified on Schedule 2.1(b)(i) (each Subsidiary identified on such Schedule, an “Included Subsidiary” and, collectively, the “Included Subsidiaries”);

     (ii) the Books and Records, excluding any Books and Records that relate exclusively to an Excluded Asset;
     (iii) the Equipment and Inventory;
     (iv) all Intellectual Property rights owned or licensed by Sellers;
     (v) the goodwill of Sellers related to the Business not otherwise specifically identified in this Section 2.1(b);
     (vi) the Permits, to the extent assignable;
     (vii) all accounts and notes receivable (billed and unbilled) of Sellers as of the Closing (including intercompany accounts receivable, except (1) as set forth in Section 7.11 and (2) any intercompany accounts receivable of Sellers in respect of amounts owed by any Excluded Subsidiary);
     (viii) all deposits (including customer deposits and security deposits for rent, electricity, telephone or otherwise) and prepaid charges and expenses of Sellers, other than any deposits or prepaid charges and expenses paid in connection with or relating to any Excluded Assets;
     (ix) all rights of Sellers with respect to owned real property and under real property leases, together in each case with all improvements, fixtures and other appurtenances thereto and rights in respect thereof;
     (x) all of Sellers’ rights under any Purchased Contracts;
     (xi) all of Sellers’ rights under any non-disclosure or confidentiality, non-compete or non-solicitation agreements with employees and agents of Sellers or with third parties to the extent relating to the Business or the Purchased Assets (or any portion thereof);
     (xii) except as set forth in Section 2.2(b)(xiv), all insurance policies or rights to proceeds thereof relating to the assets, properties, business or operations of Sellers;
     (xiii) all rights, claims or causes of action of Sellers (other than Avoidance Actions) against third parties relating to the Purchased Assets or Assumed Liabilities arising out of events occurring prior to the Closing Date;
     (xiv) all rights of Sellers under or pursuant to all warranties, representations and guarantees made by suppliers, manufacturers and contractors to the extent relating to products sold, or services provided, to Sellers or to the extent affecting any Purchased Assets, other than any warranties, representations and guarantees pertaining to any Excluded Assets; and
     (xv) all other tangible or intangible assets, other than the Excluded Assets.
          (c) At any time prior to and including the date that is three Business Days prior to the date of the auction provided for in the Bid Procedures Order (the date of such auction, the “Auction Date”), Buyer may designate any of the Purchased Assets as additional Excluded Assets by giving written notice to the Company setting forth in reasonable detail the Purchased Assets so designated. Buyer acknowledges and agrees that there will be no reduction in the Purchase Price if it elects to designate any Purchased Assets as Excluded Assets. Sellers acknowledge and agree that Buyer will not be responsible for or otherwise assume or have any obligation for any Liabilities associated with or related to or arising under any Contract designated as an additional Excluded Asset in accordance with the foregoing.
          2.2 Excluded Assets. (a) Nothing herein will be deemed to sell, transfer, assign or convey the Excluded Assets to Buyer, and Sellers will retain all right, title and interest to, in and under the Excluded Assets.
          (b) For all purposes of and under this Agreement, the term “Excluded Assets” means:
     (i) all cash, cash equivalents, bank deposits or similar cash items;
     (ii) any shares of capital stock or other equity interest of any Seller or any Excluded Subsidiary or any securities convertible into, exchange or exercisable for shares of capital stock or other equity interests of any Seller or any Excluded Subsidiary;
     (iii) any minute books, stock ledgers, corporate seals and stock certificates of Sellers and the Excluded Subsidiaries, and other similar books and records that Sellers are required by Law to retain or that Sellers determine are necessary or advisable to retain, including Tax Returns, financial statements and corporate or other entity filings;
     (iv) all avoidance actions or similar causes of action arising under sections 544 through 553 of the Bankruptcy Code, including any proceeds thereof (collectively, the “Avoidance Actions”);
     (v) any assets of Sellers designated by Buyer as Excluded Assets pursuant to Section 2.1(c) hereof;
     (vi) any asset that would constitute a Purchased Asset (if owned on the Closing Date) that is conveyed or otherwise disposed of during the period from the date hereof until the Closing Date and all proceeds, rights and benefits related thereto either (A) in the ordinary course of business in accordance with Sections 7.1 and 7.2 hereof or (B) as otherwise expressly permitted by the terms of this Agreement;
     (vii) all refunds, credits or rebates that were paid or will be paid by Sellers;
     (viii) any Books and Records exclusively related to any Excluded Asset and any Employees who are not New Hires;
     (ix) any assets of Sellers identified on Schedule 2.2(b)(ix);
     (x) subject to Section 2.6, any Purchased Contract or Permit that requires the consent of a third party to be assumed and assigned hereunder as to which, by the Closing Date, such consent has not been obtained by virtue of a written consent or order of the Bankruptcy Court or otherwise;
     (xi) the Seller Benefit Plans;
     (xii) Sellers’ rights under this Agreement and any debtor-in-possession loan agreement entered into after the date of this Agreement (the “DIP Loan Agreement”);
     (xiii) all Contracts of Sellers that are not Purchased Contracts; and
     (xiv) all insurance policies or rights to proceeds thereof relating to any Excluded Assets, including any directors’ or officers’ insurance policies and any fiduciary insurance policies of Sellers.
          2.3 Assumption of Liabilities. On the terms and subject to the conditions and limitations set forth in this Agreement, at the Closing, Buyer will assume, effective as of the Closing, and will timely perform and discharge in accordance with their respective terms, the following Liabilities (the “Assumed Liabilities”) and no others:
     (a) all Liabilities under the Purchased Contracts that arise on or after the Closing Date or arise prior to the Closing Date to the extent requiring performance after the Closing Date (in each case, other than Liabilities arising out of or relating to any breach);
     (b) all accounts payable and Assumed Trade Payables of Sellers arising in the ordinary course of business on or after the Petition Date and existing as of immediately prior to the Closing that do not constitute Retained Liabilities and that are set forth on Schedule 2.3(b) (which Schedule will be updated from time to time prior to the Closing by the mutual agreement of Buyer and the Company in good faith), provided that in each case such assumption will be limited to the individual amounts set forth on Schedule 2.3(b) (as such

Schedule exists at the Closing) and included in the calculation of Closing Working Capital;
     (c) all Liabilities arising from the sale of products of the Business pursuant to product warranties, product returns, customer programs, credits and rebates under Purchased Contracts;
     (d) all Liabilities for Taxes due or payable for any Tax period (or portion thereof) beginning after the Closing Date that arise out of the ownership or operation of the Business or the Purchased Assets following the Closing Date;
     (e) all Buyer’s Transfer Taxes; and
     (f) any cure amounts that Buyer is required to pay pursuant to the third sentence of Section 2.5.
     2.4 Retained Liabilities. Buyer will not assume and will be deemed not to have assumed, and Sellers will be solely liable with respect to, any Liabilities of Sellers other than the Assumed Liabilities (collectively, the “Retained Liabilities”). For the avoidance of doubt, the Retained Liabilities include the following:
     (a) all Liabilities existing prior to the Petition Date that are subject to compromise in the Bankruptcy Case, other than any Liabilities assumed by Buyer pursuant to Section 2.3;
     (b) all Liabilities relating to or arising out of the ownership or operation of an Excluded Asset, including all Liabilities of the Excluded Subsidiaries;
     (c) any cure amounts that Sellers are required to pay (or have paid on their behalf) pursuant to the second sentence of Section 2.5;
     (d) all Liabilities for Taxes due or payable by Seller for any Tax period (or portion thereof) ending on or before the Closing Date that arise out of the ownership or operation of the Business or the Purchased Assets on or before the Closing Date, except for Liabilities for Taxes attributable to actions of the Buyer after the Closing Date;
     (e) all Liabilities of Sellers arising under the Consolidated Omnibus Budget Reconciliation Act (COBRA) in respect of Employees;
     (f) all obligations of Sellers under the DIP Loan Agreement;
     (g) all Liabilities relating to amounts required to be paid by Sellers hereunder;
     (h) all Sellers’ Transfer Taxes;
     (i) all 503(b)(9) Claims; and

     (j) all Liabilities arising from the sale of products of the Business by Sellers prior to the Closing Date pursuant to product warranties, product returns, customer programs, credits and rebates, other than any Liabilities assumed by Buyer pursuant to Section 2.3(c).
          2.5 Cure Amounts. At Closing and pursuant to section 365 of the Bankruptcy Code, Sellers will assume and assign to Buyer and Buyer will assume from Sellers, the Purchased Contracts that are deemed to be executory contracts or unexpired leases for purposes of section 365 of the Bankruptcy Code. The cure amounts necessary to cure all defaults under any Purchased Contracts set forth on Schedule 2.5(a) will be paid by Buyer on behalf of Sellers at the Closing as set forth in Section 3.2(b), as such amounts are finally determined by the Bankruptcy Court pursuant to the procedures set forth in the Bid Procedures Order and/or the Sale Order (the “Final Cure Costs”), and Buyer will have no liability therefor (other than to make such payments on Sellers’ behalf). The cure amounts necessary to cure all defaults under any Purchased Contracts set forth on Schedule 2.5(b) will be paid by Buyer at the Closing, as such amounts are finally determined by the Bankruptcy Court pursuant to the procedures set forth in the Bid Procedures Order and/or the Sale Order, and Sellers will have no liability therefore.
          2.6 Non-Assignment of Assets. Notwithstanding any other provision of this Agreement to the contrary, this Agreement will not constitute an agreement to assign or transfer and will not effect the assignment or transfer of any Purchased Contract if (a) an attempted assignment thereof, without the approval, authorization or consent of, or granting or issuance of any license or permit by, any third party thereto (each such action, a “Necessary Consent”), would constitute a breach thereof or in any way adversely affect the rights of Buyer thereunder and (b) the Bankruptcy Court has not entered an Order providing that such Necessary Consent is not required. In such event, and without limiting any other provision of this Agreement, Sellers and Buyer will use their commercially reasonable efforts to obtain the Necessary Consents with respect to any such Purchased Contract or any claim or right or any benefit arising thereunder for the assignment thereof to Buyer as Buyer may reasonably request; provided, however, that Sellers will not be obligated to pay any consideration therefor to any third party from whom consent or approval is requested or to initiate any Actions or Proceedings to obtain any such consent or approval. If such Necessary Consent is not obtained, or if an attempted assignment thereof would be ineffective or would adversely affect the rights of any Seller thereunder so that Buyer would not in fact receive all such rights, such Seller and Buyer will cooperate in a mutually agreeable arrangement, to the extent feasible and at no expense to such Seller, under which Buyer would obtain the benefits and assume the obligations thereunder in accordance with this Agreement, including subcontracting, sub-licensing or sub-leasing to Buyer, or under which such Seller would enforce such rights for the benefit of Buyer with Buyer assuming such Seller’s obligations and any and all rights of such Seller against a third party thereto.
          2.7 Further Conveyances and Assumptions. (a) From time to time following the Closing, Sellers (to the extent practicable) will make available to Buyer such non-confidential data in personnel records of New Hires as is reasonably necessary for Buyer to transition such New Hires into Buyer’s records.
          (b) From time to time following the Closing, Sellers (to the extent practicable) and Buyer will, and will cause their respective Affiliates to, execute, acknowledge and deliver all such further conveyances, notices, assumptions, releases and other instruments, and take such further actions, as may be reasonably necessary or appropriate to assure fully to Buyer and its respective successors or assigns, all of the properties, rights, titles, interests, estates, remedies, powers and privileges intended to be conveyed to Buyer under this Agreement and to assure fully to Sellers and their Affiliates and their successors and assigns, the assumption of the Assumed Liabilities and other obligations intended to be assumed by Buyer under this Agreement, and to otherwise make effective the transactions contemplated hereby.
ARTICLE III
CONSIDERATION; ADJUSTMENT
          3.1 Purchase Price. The aggregate purchase price (the “Purchase Price”) is (a) the amount of cash designated on the signature page as the “Cash Purchase Price,” subject to adjustment pursuant to Section 3.4 and (b) the assumption by Buyer of the Assumed Liabilities.
          3.2 The Closing. (a) Unless this Agreement has been terminated pursuant to Section 9.1, and subject to the satisfaction or waiver of the conditions set forth in Article VIII, the closing of the transactions contemplated by this Agreement (the “Closing”) will take place at the offices of Jones Day, 222 East 41st Street, New York, NY 10017, at 10:00 a.m., local time, on the second Business Day following the date of satisfaction of the conditions set forth in Article VIII (other than the conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction and waiver of such conditions), unless another date, time or place is mutually agreed to in writing by the parties hereto (the “Closing Date”).
          (b) At the Closing, (i) Buyer will pay the Cash Purchase Price (as adjusted, if applicable, pursuant to Section 3.4), less the amount of (A) the Initial Escrow Deposit, (B) the amount of the Estimated IBNR/FSA Liability Amount, and (C) the amount of the Final Cure Costs, by wire transfer of immediately available United States funds to an account or accounts designated by the Company no later than two Business Days prior to the Closing Date, (ii) Sellers will deliver the certificates and other documents to be delivered under Article VIII, (iii) Buyer will deliver the documents to be delivered under Article VIII and the other deliveries contemplated by Section 3.5, and (iv) Buyer will pay by wire transfer of immediately available United States funds or by check, on behalf of Sellers, the Final Cure Costs to the Persons entitled to be paid such Final Cure Costs pursuant to the Bid Procedures Order and/or the Sale Order.
          3.3 Initial Escrow Deposit. (a) Upon the execution of this Agreement, Buyer will deliver to Wells Fargo Bank, National Association (the “Escrow Agent”) cash in an amount equal to $500,000 by wire transfer of immediately available United States funds and Buyer will deliver to the Escrow Agent no later than 5:00 p.m. EST on the third Business Day after the date of this Agreement cash in an amount equal to $1.5 million by wire transfer of immediately available United States funds (including all interest accrued thereon, collectively, the “Initial Escrow Deposit”). The Initial Escrow Deposit will be held by the Escrow Agent during the Initial Escrow Period in an account and will be released as follows and in accordance with the terms of the escrow agreement entered into among Buyer, the Company and the Escrow Agent on the date hereof in the form of Exhibit C (the “Escrow Agreement”).
               (1) the Initial Escrow Deposit will be paid to Buyer in the event this Agreement is terminated by the Company or Buyer, or both of them, pursuant to Section 9.1(a), 9.1(b)(i) (unless, in the case of a termination by the Company, Buyer could not have terminated this Agreement at such time pursuant to Section 9.1(b)(i)), 9.1(b)(iv), 9.1(b)(v) or 9.1(c), or by Buyer pursuant to Section 9.1(b)(ii), 9.1(b)(iii) or 9.1(d), and, in each event, will be paid upon such termination;
               (2) the Initial Escrow Deposit will be paid to the Company in the event this Agreement is terminated by the Company pursuant to Section 9.1(e), 9.1(b)(i) (but only to the extent that Buyer could not have terminated this Agreement at such time pursuant to Section 9.1(b)(i)), 9.1(b)(ii) or 9.1(b)(iii), and, in each event, will be paid upon such termination;
               (3) if the Closing occurs, (A) the Initial Escrow Deposit will be held by the Escrow Agent during the Initial Escrow Period and will be paid to Buyer during the Initial Escrow Period in amounts equal to Sellers’ obligations to Buyer under Section 3.4 and otherwise for any losses, liabilities, claims, damages, expenses (including costs of investigation and defense and reasonable attorneys’ fees and expenses) or diminution of value suffered or incurred by Buyer, whether or not involving a third-party, arising from or in connection with (i) any breach of any representation or warranty made by Sellers in this Agreement, Sellers’ Disclosure Schedule or any certificate, transfer instrument, document, writing or instrument delivered by Sellers pursuant to this Agreement, (ii) any breach of any covenant or obligation of Sellers in this Agreement or in any certificate, transfer instrument, document, writing or instrument delivered by Sellers pursuant to this Agreement, or (iii) any Retained Liabilities; provided, however, that in no event will Seller have any liability, and in no event will Buyer be entitled to be paid any amounts from the Initial Escrow Deposit, in excess of $125,000 in respect of any losses, liabilities, claims, damages, expenses or diminution of value resulting from any event described in clauses (i)-(iii); and (B) upon the expiration of the Initial Escrow Period, the remaining balance of the Initial Escrow Deposit, if any, will be paid to the Company. In the event of any dispute or disagreement between Buyer and Sellers with respect to whether any event described in clauses (A)(i)-(iii) of the previous sentence has occurred, or whether any amounts are payable out of the Initial Escrow Deposit with respect thereto, or whether any amounts are payable out of any Closing Escrow Deposit with respect to the matters set forth in Section 3.5, such disputes or disagreements will be submitted by the parties for final determination by the Bankruptcy Court on an expedited basis (to the extent permitted by the Bankruptcy Court).

          (b) Notwithstanding anything to the contrary contained in this Agreement, any amount due to Buyer from Sellers pursuant to this Section 3.3 or Section 3.4 will be paid solely from and to the extent of, and will be limited to, the funds contained at such time in the Initial Escrow Deposit, regardless of whether such funds are sufficient to satisfy any obligations of Sellers hereunder, and none of Sellers, their Representatives, Affiliates or any of Sellers’ creditors or other interested parties will have any obligation to make up any such shortfall.
          3.4 Working Capital. (a) For the purpose of determining the adjustment to the Cash Purchase Price, no less than two Business Days prior to the date of the final hearing to approve the Sale Order (the “Sale Hearing”), the Company will prepare and deliver to Buyer a statement (such statement, the “Estimated Closing Working Capital Statement”) setting forth the Company’s good faith estimate of the Closing Working Capital as of the close of business on the last Business Day immediately prior to the expected Closing Date (such effective date and time, the “Adjustment Determination Effective Time,” and such estimated amount, the “Estimated Closing Working Capital Amount”), and the components and calculation thereof as of the Adjustment Determination Effective Time. The Estimated Closing Working Capital Statement will be subject to the review of Buyer. If Buyer disputes the Estimated Closing Working Capital Amount, then Buyer and the Company will cooperate and negotiate in good faith to resolve any dispute regarding the Estimated Closing Working Capital Statement prior to the Sale Hearing (the results of any such resolution to be reflected on a new Estimated Closing Working Capital Statement, which will be considered the Estimated Closing Working Capital Statement for all further purposes); provided that if any item of dispute regarding the Estimated Closing Working Capital Statement is not resolved by agreement in writing between Buyer and the Company prior to the Sale Hearing, then Sellers’ estimate of such disputed item will be deemed final for purposes of the Closing absent manifest error. To the extent that the Estimated Closing Working Capital Amount exceeds the Target Working Capital, the Cash Purchase Price payable at the Closing will be increased by the amount of the excess, and to the extent that the Estimated Closing Working Capital Amount is less than the Target Working Capital, the Cash Purchase Price will be reduced by the amount of such deficiency.
          (b) Within 30 Business Days after the Closing Date, Buyer will cause to be prepared and delivered to the Company a statement (the “Post Closing Working Capital Statement”) setting forth Buyer’s calculation of the Closing Working Capital as of the Adjustment Determination Effective Time, and the components and calculation thereof as of the Adjustment Determination Effective Time.
          (c) The Company will have 20 Business Days following its receipt of the Post Closing Working Capital Statement to review the Post Closing Working Capital Statement and, during such time, (A) Buyer will give the Company and its Representatives reasonable access to all Books and Records of Buyer (including with respect to the Business) as is reasonably requested by the Company or its Representatives and (B) the Company may dispute any items set forth on the Post Closing Working Capital Statement (or specific calculations or methods contemplated thereby). Unless the Company delivers written notice to Buyer of any dispute thereof on or prior to the 20th Business Day after the Company’s receipt of the Post Closing Working Capital Statement, the Company will be deemed to have accepted and agreed to the Post Closing Working Capital Statement and such statement will be final, binding and conclusive. If the Company notifies Buyer in writing of any disputed items contained in the Post Closing Working Capital Statement (or any specific calculations or methods contemplated thereby) within such 20 Business Day period, then for ten Business Days following delivery of such notice by the Company to Buyer (the “Resolution Period”), Buyer and the Company will attempt in good faith to resolve their differences with respect to the disputed items (the “Disputed Items”). Any resolution by Buyer and the Company during the Resolution Period as to any Disputed Items will be set forth in writing and will be final, binding and conclusive. If Buyer and the Company do not resolve all Disputed Items by the end of the Resolution Period, then all Disputed Items remaining in dispute will be submitted within five calendar days after the expiration of the Resolution Period to a national independent accounting firm mutually acceptable to Buyer and the Company (the “Neutral Arbitrator”). The Neutral Arbitrator will act as an arbitrator to determine only those Disputed Items remaining in dispute as of the end of the Resolution Period. In resolving such Disputed Items, the Neutral Arbitrator may not assign a value to any Disputed Item greater than the greatest value for such Disputed Item claimed by Buyer or the Company or less than the lowest value for such Disputed Item claimed by Buyer or the Company. All fees and expenses relating to the work, if any, to be performed by the Neutral Arbitrator will be allocated between Buyer and the Company in the same proportion that the aggregate amount of the Disputed Items so submitted to the Neutral Arbitrator that is unsuccessfully disputed by each such party (as finally determined by the Neutral Arbitrator) bears to the total amount of such Disputed Items so submitted. In addition, each of Buyer and the Company will give the Neutral Arbitrator reasonable access to all Books and Records, facilities and personnel of such party as reasonably necessary to perform its function as arbitrator. In the event Buyer or the Company participates in teleconferences or meetings with or make presentations to the Neutral Arbitrator, the other party will be entitled to participate in such teleconferences, meetings or presentations. Buyer and the Company will use their commercially reasonable efforts to cause the Neutral Arbitrator to deliver to Buyer and the Company a written determination (such determination to include a work sheet setting forth all material calculations and methods used in arriving at such determination) of the Disputed Items submitted to the Neutral Arbitrator within five calendar days of receipt of such Disputed Items, which determination will be final, binding and conclusive and upon which judgment may be entered. The final, binding and conclusive Post Closing Working Capital Statement based either upon agreement or deemed agreement by Buyer and the Company or the written determination delivered by the Neutral Arbitrator in accordance with this Section 3.4(c) will be the “Conclusive Closing Working Capital Statement.”
          (d) If the Closing Working Capital reflected on the Conclusive Closing Working Capital Statement exceeds the Estimated Closing Working Capital Amount, then Buyer will pay Sellers the amount of such excess by wire transfer of immediately available funds to one or more bank accounts designated by the Company in writing to Buyer; provided that in no event will such payment or Buyer’s liability under this Section

3.4(d) exceed $2,000,000. If the Estimated Working Capital Amount exceeds the Closing Working Capital reflected on the Conclusive Closing Working Capital Statement, then Sellers will pay Buyer the amount of such excess by wire transfer of immediately available funds to one or more bank accounts designated by Buyer in writing to Sellers; provided that in no event will such payment or Sellers’ liability under this Section 3.4(d) exceed $2,000,000 (and such payment will be made solely from the Initial Escrow Deposit). All payments to be made pursuant to this Section 3.4(d) will be made no later than the second Business Day following the date of the final determination of the Conclusive Closing Working Capital Statement pursuant to Section 3.4(c).
          (e) To the extent the payments set forth in Section 3.4(d) are made prior to the two-month anniversary of the Closing Date, then simultaneously with such payments, the Escrow Agent will disburse to the Company all funds in excess of $125,000, if any, remaining in the initial Escrow Deposit by wire transfer of immediately available funds to one or more bank accounts designated by the Company.
          3.5 Additional Escrow Amounts. (a) General. At the Closing, Buyer will deliver to the Escrow Agent cash in an amount equal to (i) $200,000 (the “D&O Escrow Deposit”), plus (ii) $150,000 plus the Estimated IBNR/FSA Liability Amount (collectively, the “IBNR Escrow Deposit”), plus (iii) the Individual Health Insurance Escrow Deposit (collectively with the D&O Escrow Deposit and the IBNR Escrow Deposit, including all interest accrued thereon, the “Closing Escrow Deposits”) by wire transfer of immediately available United States funds. The Closing Escrow Deposits will be held by the Escrow Agent in separate accounts and will be released as set forth in this Section 3.5 and in accordance with the terms of the Escrow Agreement.
          (b) D&O Escrow Deposit. In the event of any threatened or actual Action or Proceeding, whether civil, criminal or administrative, in or to which any current or former director or officer of the Company (each, an “Indemnified Party”) is, was or becomes a party or witness or other participant, or is threatened to be made a party or witness or other participant, based on, or arising out of or relating to (i) the fact that such Person is serving or did serve in the capacity of a director or officer of the Company or (ii) this Agreement or any of the transactions contemplated by this Agreement or the process leading up to the negotiation, execution and delivery of this Agreement, whether asserted or arising before or after the Closing, from and after the Closing, the Indemnified Parties will be entitled to be indemnified out of the D&O Escrow Deposit from and against any losses, claims, damages (including consequential damages), liabilities, costs, legal and other expenses (including reasonable expenses of investigation and litigation and attorneys’ and other professionals’ fees and costs incurred in the investigation or defense thereof or the enforcement of rights hereunder), judgments, fines and amounts paid in settlement that are incurred by such Indemnified Parties, after deducting therefrom the amount of any insurance proceeds from a third-party insurer actually received by such Indemnified Parties in respect of such amounts (net of any costs and expenses incurred by such Indemnified Parties). On the first anniversary of the Closing Date, the Escrow Agent will release a portion of the D&O Escrow Deposit to Buyer such that, following such release, the amount remaining in the

D&O Escrow Deposit equals only the amount, if any, of claims for indemnification contemplated by this Section 3.5(b) asserted prior to such date but not yet resolved.
          (c) IBNR Escrow Deposit. The IBNR Escrow Deposit will be held by the Escrow Agent until the first anniversary of the Closing Date (the “IBNR Escrow Period”) and will be paid to the Company during such period to the extent that any Seller incurs any Liabilities following the Closing Date in respect of any claims under a group health or flexible spending plan of Sellers that were incurred but not yet reported or paid as of the Closing Date (“Eligible IBNR Claims”). The Escrow Agent will cause to be paid to the Company the amounts necessary to satisfy all Eligible IBNR Claims payable prior to the end of the IBNR Escrow Period, up to the aggregate amount of the IBNR Escrow Deposit. Upon the expiration of the IBNR Escrow Period, the remaining balance of the IBNR Escrow Deposit, if any, will be paid to the Company; provided, however, that to the extent the aggregate amount of all Eligible IBNR Claims under a group health plan (but not a flexible spending plan) paid prior to such date do not exceed $300,000 (the amount of such shortfall, the “IBNR Shortfall”), a portion of the remaining balance of the IBNR Escrow Deposit equal to 50% of the IBNR Shortfall will be paid to Buyer (and the remaining balance of the IBNR Escrow Deposit will be paid to the Company).
          (d) Individual Health Insurance Escrow Deposit. The Individual Health Insurance Escrow Deposit will be held by the Escrow Agent until the four-month anniversary of the Closing Date (the “Individual Health Insurance Escrow Period”) and will be available to be paid to Employees as of immediately prior to the New Hire Deadline who do not become New Hires (“Eligible Employees”) to the extent that any such Eligible Employee purchases an individual or family health insurance policy for the Eligible Employee and/or the dependents of the Eligible Employee who were covered by a group health plan of any Seller prior to the Closing Date that provides coverage for either of the first two full calendar months following the Closing Date (the “Eligible Monthly Periods”). In the event that an Eligible Employee provides written evidence of the purchase of such an individual or family health insurance policy and payment by such Eligible Employee of a premium in respect of one or more Eligible Monthly Periods, the Escrow Agent will cause to be paid to such Eligible Employee $1,000 per Eligible Monthly Period (less applicable withholding, which will be calculated by, and paid to, the Company), up to an aggregate amount of $2,000 (less applicable withholding). Upon the two-week anniversary of the expiration of the Individual Health Insurance Escrow Period, the remaining balance of the Individual Health Insurance Escrow Deposit, if any, will be paid to Buyer.
          3.6 Prepaid Inventory. On the Closing Date, Sellers will deliver to Buyer a statement setting forth a list of all of the inventory of Sellers that has been prepaid by Sellers prior to the Closing but not yet delivered to Sellers as of the Closing and that would have been reflected in the line item for “inventory” on a combined balance sheet of Sellers and the Included Subsidiaries as of the Closing but for the fact that such prepaid inventory had not yet been so delivered and that has not been included in the calculation of Closing Working Capital (the “Potential Prepaid Inventory”), together with the purchase price for each item of Potential Prepaid Inventory (the

“Inventory Price”). Within 10 calendar days after the two-month anniversary of the Closing Date, Buyer will deliver to the Company a statement indicating which items of Potential Prepaid Inventory were delivered to Buyer or its Subsidiaries, and not returned or in the process of being returned, prior to the two-month anniversary of the Closing Date and which are included in the Purchased Assets and received free and clear of all Liens, other than those created by Buyer or its Affiliates and other than Permitted Liens (the “Delivered Prepaid Inventory”), and setting Buyer’s calculation of the aggregate Inventory Price of such Delivered Prepaid Inventory (the “Final Prepaid Inventory Statement”). The Company will have 10 calendar days following its receipt of the Final Prepaid Inventory Statement to review the Final Prepaid Inventory Statement and, during such time, Buyer will give the Company and its Representatives reasonable access to all Books and Records of Buyer as is reasonably requested by the Company to confirm the Final Prepaid Inventory Statement. Unless the Company delivers written notice to Buyer of any dispute thereof on or prior to the 10th calendar day after the Company’s receipt of the Final Prepaid Inventory Statement, the Company will be deemed to have accepted and agreed to the Final Prepaid Inventory Statement and the Inventory Price for the Delivered Prepaid Inventory reflected thereon and such statement will be final, binding and conclusive. If the Company notifies Buyer in writing of any dispute with respect to the Final Prepaid Inventory Statement or the Inventory Price for the Delivered Prepaid Inventory reflected thereon, then such dispute will be resolved in the same manner that Disputed Items are resolved pursuant to Section 3.4(c). Within five calendar days of the finalization of the Final Prepaid Inventory Statement and the determination of the aggregate Inventory Price for the Delivered Prepaid Inventory pursuant to this Section 3.6, Buyer will pay to the Company an amount equal to such aggregate Inventory Price by wire transfer of immediately available United States funds to an account specified by the Company.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLERS
          Except as set forth in the Seller SEC Documents or the disclosure schedule delivered by the Company to Buyer prior to the execution and delivery of this Agreement (the “Sellers’ Disclosure Schedule”), each Seller represents and warrants to Buyer as follows:
          4.1 Corporate Existence. (a) Each Seller is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction, incorporation, organization or formation, and, subject to limitations imposed on such Seller as a result of having filed a petition for relief under the Bankruptcy Code, has all requisite power and authority to own, operate and lease its assets and properties and to conduct the Business as presently conducted. Each Seller is duly qualified or licensed to do business and is in good standing in each jurisdiction in which such qualification or licensing is necessary under applicable Law, except where the failure to be so qualified or licensed and to be in good standing could not reasonably be expected, individually or in the aggregate with other such failures, to have a Seller Material Adverse Effect.

          (b) Each Included Subsidiary is a corporation, company or limited liability company duly incorporated, organized or formed, validly existing and in good standing under the Laws of its jurisdiction of incorporation, organization or formation, and has all requisite power and authority to own, operate and lease its assets and properties and to conduct the Business as presently conducted. Each Included Subsidiary is duly qualified and licensed to do business and is in good standing in each jurisdiction in which such qualification or licensing is necessary under applicable Law, except where the failure to be so qualified or licensed and to be in good standing could not reasonably be expected, individually or in the aggregate with other such failures, to have a Seller Material Adverse Effect. Section 4.1(b) of Sellers’ Disclosure Schedule sets forth, (i) the name and jurisdiction of incorporation or formation of each Included Subsidiary, (ii) the number of issued and outstanding shares of its capital stock or other equity interests, and (iii) the owners of such shares or other equity interests.
          4.2 Authority. Subject to the entry of the Bid Procedures Order and the Sale Order and such other authorization as is required by the Bankruptcy Court, each Seller has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by each Seller of this Agreement, and the performance by each Seller of its obligations hereunder, have been duly authorized and unanimously approved by all requisite corporate action on the part of such Seller. This Agreement has been duly and validly executed and delivered by each Seller (and assuming the due authorization, execution and delivery by the other parties hereto, the entry of the Sale Order and, with respect to Sellers’ obligations under Section 6.2, the entry of the Bid Procedures Order) constitutes its legal, valid and binding obligation, enforceable against Sellers in accordance with its terms, subject to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity) (the “Enforceability Exception”).
          4.3 Capital Stock of Subsidiaries. The outstanding shares of capital stock or share capital of, or membership interests, ownership interests or other equity interests in, as the case may be, each Included Subsidiary (the “Subsidiary Equity Interests”) are set forth in Section 4.1(b) of Sellers’ Disclosure Schedule and are duly authorized, validly issued, fully paid and nonassessable, and owned, beneficially and of record, by the Person set forth in Section 4.1(b) of Sellers’ Disclosure Schedule, free and clear of any Liens other than Permitted Liens. There are no (i) outstanding Options in respect of any Included Subsidiary or any outstanding obligations to grant, extend or enter into any such Option, (ii) voting trusts, proxies or other commitments, understandings, restrictions or other arrangements in favor of any Person with respect to the voting of or the right to participate in dividends or other earnings on any capital stock or share capital of, or any membership interest, ownership interest or other equity interest in, any Included Subsidiary, or (iii) commitments, understandings, obligations or arrangements of any Included Subsidiary to repurchase, redeem or otherwise acquire or make any payment in respect of or measured or determined based on the value of capital stock or share capital of, or any membership interest, ownership interest or other equity interest in, any Included Subsidiary.

          4.4 Governmental Approvals and Filings. Except to the extent not required if the Sale Order is entered, no consent, approval or action of, filing with or notice to any Governmental Authority is required to be obtained or made by Sellers or any Included Subsidiary in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, except (i) for the necessary filings by the Company under the Exchange Act and, if applicable, the HSR Act or any Antitrust Law of any foreign jurisdiction applicable to the transactions contemplated by this Agreement and the expiration or earlier termination of the applicable waiting period(s) thereunder, (ii) the entry of the Sale Order, (iii) the entry of the Bid Procedures Order with respect to Sellers’ obligations under Section 6.2, and (iv) where the failure to obtain any such consent, approval or action to make any such filing or to give any such notice, individually or in the aggregate, could not reasonably be expected to have a Seller Material Adverse Effect.
          4.5 Reports and Financial Statements. (a) The Company has filed all of the Seller SEC Reports. No Subsidiary of the Company is required to file any form, report, registration statement, prospectus or other document with the SEC. As of their respective dates (and, if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), none of the Seller SEC Reports contained, and none of the Seller SEC Reports filed subsequent to the date hereof will contain, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
          (b) Each of the consolidated financial statements of the Company (including, in each case, any notes thereto) contained in the Company SEC Reports was prepared in accordance with GAAP (except as may be indicated in the notes thereto) and presented fairly in all material respects the consolidated financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries as of the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein and subject, in the case of unaudited statements, to normal year-end adjustments in amounts that are immaterial in nature and amounts consistent with past practice. The interim balance sheet of the Company dated as of May 31, 2009 presented fairly in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the date thereof, except as otherwise noted therein and subject to normal year-end adjustments. The books and records of the Company and the Included Subsidiaries have been, and are being, maintained in all respects in accordance with GAAP. The management of the Company has (i) designed disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the management of the Company by others within those entities and (ii) has disclosed, based on its most recent evaluation, to the Company’s auditors and the audit committee of the Board of Directors of the Company (A) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.
          4.6 Title to Assets. Sellers have good and marketable title to, or in the case of leaseholds, valid leasehold interests in, the Purchased Assets, and, subject to the entry of the Sale Order, Buyer will be vested with good title to the Purchased Assets, free and clear of any Liens, other than Permitted Liens, to the fullest extent permissible under section 363(f) of the Bankruptcy Code. The Included Subsidiaries have good and marketable title to, or in the case of leaseholds, valid leasehold interests in, all of their respective properties, assets and rights existing as of the Closing, whether real or personal, tangible or intangible, free and clear of any Liens, other than Permitted Liens.
          4.7 Certain Representations Regarding Included Subsidiaries. Except as could not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect:
          (a) Compliance With Laws and Orders. No Included Subsidiary is in violation of or in default under any Law or Order. No investigation or review by any governmental, regulatory or administrative agency or authority or court or other tribunal concerning any possible violation or default of Law or Order by any Included Subsidiary is pending or, to the Knowledge of the Company, threatened, nor has any such investigation occurred during the last five years. Each Included Subsidiary holds all material Permits required to conduct the Business as it is presently conducted, all such Permits are valid and in full force and effect and each Included Subsidiary is in compliance with all such Permits.
          (b) Legal Proceedings. There are no Actions or Proceedings pending or, to the Knowledge of the Company, threatened against, relating to or affecting, the Included Subsidiaries. There are no Orders outstanding against the Included Subsidiaries.
          (c) Labor Relations. No Included Subsidiary is a party to or bound by any collective bargaining agreement covering the Employees and, to the Knowledge of the Company , there are no labor unions or other organizations representing, purporting to represent or attempting to represent any Employees of any Included Subsidiary. There has not occurred or, to the Knowledge of the Company, been threatened any material strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor activity with respect to any Employees of any Included Subsidiary. There are no labor disputes currently subject to any grievance procedure, arbitration or litigation, or any Action or Proceeding, and there is no representation petition pending or, to the Knowledge of the Company, threatened with respect to any Employee of any Included Subsidiary.
          (d) Taxes. (i) The Included Subsidiaries have filed, or caused to be filed, all material Tax Returns that it was required to file, (ii) all such Tax Returns were correct and complete in all material respects, and (iii) all Taxes owed by the Included Subsidiaries (as shown on any Tax Return) have been paid, except as to Taxes of the

Included Subsidiaries the payment of which is prohibited or stayed by the Bankruptcy Code. No Included Subsidiary currently is the beneficiary of any extension of time within which to file any material Tax Return.
          (e) Intellectual Property. The Included Subsidiaries own or have valid licenses to use all material Intellectual Property used by the Included Subsidiaries in the ordinary course of business. As of the date hereof, no claims are pending against any Included Subsidiary before a Governmental Authority or, to the Knowledge of the Company, threatened with regard to the ownership by any Included Subsidiary of any material Intellectual Property.
          4.8 Benefit Plans. (a) Section 4.8(a) of Sellers’ Disclosure Schedule lists (i) all “employee benefit plans,” as defined in Section 3(3) of ERISA, (ii) all employment, consulting or other individual compensation agreements, and (iii) all material bonus or other incentive, equity or equity-based compensation, deferred compensation, severance pay, sick leave, vacation pay, salary continuation, disability, hospitalization, medical, life insurance, scholarship programs, plans or arrangements as to which Sellers have any obligation or liability, contingent or otherwise, for current or former employees (collectively, the “Seller Benefit Plans”) or as to which the Included Subsidiaries have any obligation or liability, contingent or otherwise, for current or former employees (collectively, the “Subsidiary Benefit Plans” and, together with Seller Benefit Plans, the “Benefit Plans”). Benefit Plans subject to Title IV of ERISA (the “Title IV Plans”) are separately identified in Section 4.8(a) of Sellers’ Disclosure Schedule. None of the Benefit Plans is a multiemployer plan as defined in Section 3(37) of ERISA or a Multiple Employer Plan or has been subject to Sections 4063 or 4064 of ERISA.
          (b) True, correct and complete copies of the following documents, with respect to each of the Subsidiary Benefit Plans (as applicable), have been made available to Buyer: (i) all plans and related trust documents, and all amendments thereto; (ii) the most recent Forms 5500 and schedules thereto; (iii) the most recent financial statements and actuarial valuations; (iv) the most recent IRS determination letter; and (v) the most recent summary plan descriptions (including letters or other documents updating such descriptions).
          (c) Each of the Subsidiary Benefit Plans intended to qualify under Section 401 of the Code has been determined by the IRS to be so qualified, and, to the Knowledge of the Company, nothing has occurred with respect to the operation of any such plan which could reasonably be expected to result in the revocation of such favorable determination.
          (d) Except with respect to the Title IV Plans, all contributions and premiums required by law or by the terms of any Subsidiary Benefit Plan or any agreement relating thereto have been timely made to any funds or trusts established thereunder or in connection therewith in all material respects.
          (e) Each of the Subsidiary Benefit Plans has been maintained in accordance with its terms and all provisions of applicable Law, except for such non-

compliance that could not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.
          4.9 Environmental Matters. Except for any of the following as could not, individually or in the aggregate, be reasonably expected to have a Seller Material Adverse Effect, there are no Actions or Proceedings of any nature seeking to impose, or that could result in the imposition, on Sellers or any Included Subsidiary of any liability or obligation arising under common law relating to the Environment or under any Environmental Law, pending or, to the Knowledge of the Company, threatened against Seller or any Included Subsidiary. There is no reasonable basis for any such Action or Proceeding that would impose on Sellers or any Included Subsidiary any such liability or obligation that could, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect.
          4.10 Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Sellers or the Included Subsidiaries in connection with the transactions contemplated by this Agreement. No Person listed in Section 4.10 of Sellers’ Disclosure Schedule is entitled to any fee or commission or like payment from Buyer in respect thereof.
          4.11 No Conflicts. The execution and delivery by Sellers of this Agreement do not, and the performance by Sellers of their respective obligations under this Agreement and the consummation of the transactions contemplated hereby will not:
     (a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the Charter Documents of Sellers;
     (b) subject to entry of the Sale Order, result in a violation or breach of any term or provision of any Law or Order applicable to Sellers, other than such violations or breaches (i) which could not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect or (ii) as would occur solely as a result of the identity or the legal or regulatory status of Buyer or any of their Affiliates; or
     (c) subject to entry of the Sale Order, except as could not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect, (i) result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under, (iii) require Sellers or any Included Subsidiary to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of, (iv) result in or give to any Person any right of termination, cancellation, acceleration or modification in or with respect to, or (v) result in the creation or imposition of any Lien, other than Permitted Liens, on Sellers or any Included Subsidiary under, any Contract to which Sellers or any Included Subsidiary is bound or is a party or to which any of the Purchased Assets or assets of any Included Subsidiary are subject.

          4.12 Legal Proceedings. There are no Actions or Proceedings pending or, to the Knowledge of the Company, threatened against, relating to or affecting, Sellers which will not be stayed in the Bankruptcy Case or, if determined adversely to Sellers, could reasonably be expected to, individually or in the aggregate with other such Actions or Proceedings, have a Seller Material Adverse Effect.
          4.13 Intellectual Property. Except as could not reasonably be expected to, individually or in the aggregate, have a Seller Material Adverse Effect, (a) Sellers own or have valid licenses to use all Intellectual Property used by Sellers in the ordinary course of business and (b) as of the date hereof, no claims are pending against Sellers before a Governmental Authority or, to the Knowledge of the Company, threatened with regard to the ownership by Sellers of any Intellectual Property.
          4.14 Contracts. Section 4.14 of Sellers’ Disclosure Schedule sets forth a list of all of the following written Contracts to which any Seller or any Included Subsidiary is a party or by which Sellers, any Included Subsidiary or any of their respective properties or assets is bound (other then Benefit Plans), in each case as of the date hereof:
     (a) Contracts for the sale of any of the assets of Sellers or any of the Included Subsidiaries other than in the ordinary course of business;
     (b) Contracts for joint ventures, strategic alliances, partnerships, licensing arrangements, or sharing of profits or proprietary information;
     (c) Contracts containing covenants of Sellers or any of the Included Subsidiaries not to compete in any line of business or with any Person in any geographical area;
     (d) Contracts relating to the acquisition (by merger, purchase of stock or assets or otherwise) by Sellers or any of the Included Subsidiaries of any operating business or the capital stock of any other Person;
     (e) Contracts relating to the incurrence, assumption or guarantee of any Indebtedness having an outstanding principal amount in excess of $250,000;
     (f) purchase Contracts giving rise to Liabilities of Sellers or any of the Included Subsidiaries in excess of $250,000;
     (g) all Contracts providing for payments by or to Seller or any of the Included Subsidiaries in excess of $250,000 in any fiscal year;
     (h) all Contracts that are license, cross-license, royalty, development or other Intellectual Property agreements that involve fees in either the current or most recently completed fiscal year of the Company of more than $250,000; or

     (i) all Contracts that are real property leases providing for lease payments in either the current or the most recently completed fiscal year of the Company of more than $250,000.
          4.15 No Other Representations or Warranties; Schedules. Except for the representations and warranties contained in this Article IV (as modified by Sellers’ Disclosure Schedule), neither any Seller nor any other Person makes any other express or implied representation or warranty with respect to Sellers, the Purchased Assets, the Business or the transactions contemplated by this Agreement, and Sellers disclaim any other representations or warranties, whether made by a Seller, any Affiliate of a Seller or any of Sellers’ or their Affiliates’ respective Representatives. Except for the representations and warranties contained in this Article IV (as modified by Sellers’ Disclosure Schedule), Sellers expressly disclaim and negate any representation or warranty, expressed or implied, at common law, by statute or otherwise, relating to the condition of its assets (including any implied or expressed warranty of merchantability or fitness for a particular purpose, or of conformity to models or samples of materials), and any other representation, warranty, projection, forecast, statement or information made, communicated or furnished to Buyer or its Affiliates or Representatives. Sellers make no representations or warranties to Buyer regarding the probable success or profitability of the Business.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER
          Buyer represents and warrants to Sellers as follows:
          5.1 Corporate Existence. Buyer is an entity of the type specified on the signature page, duly organized, validly existing and in good standing under the Laws of the state specified on the signature page, and has all requisite power and authority to own, operate and lease its assets and properties and to carry on its business as presently conducted, except where the failure to be in good standing or to have such power and authority would not be reasonably expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.
          5.2 Authority. Buyer has the requisite corporate or similar power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Buyer of this Agreement, and the performance by Buyer of its obligations hereunder, have been duly and validly authorized by all necessary corporate or similar action of Buyer, and no other corporate or similar action on the part of Buyer or its equity holders is necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Buyer and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and subject also to the Enforceability Exception.

          5.3 No Conflicts. The execution and delivery by Buyer of this Agreement do not, and the performance by Buyer of its obligations under this Agreement and the consummation of the transactions contemplated hereby will not:
     (a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the Charter Documents of Buyer;
     (b) result in a violation or breach of any term or provision of any Law or Order applicable to Buyer, other than such violations or breaches (i) which would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect or (ii) as would occur solely as a result of the identity or the legal or regulatory status of Sellers or any of their Affiliates; or
     (c) except as would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect, (i) result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under, (iii) require Buyer to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of, (iv) result in or give to any Person any right of termination, cancellation, acceleration or modification in or with respect to, or (v) result in the creation or imposition of any Lien on Buyer under, any Contract to which Buyer is bound.
          5.4 Governmental Approvals and Filings. No consent, approval or action of, filing with or notice to any Governmental Authority is required to be obtained or made by Buyer or its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, except (i) if applicable, for the necessary filings by Buyer or its Affiliates under the Exchange Act, the HSR Act or any Antitrust Law of any foreign jurisdiction applicable to the transactions contemplated by this Agreement and the expiration or earlier termination of the applicable waiting period(s) thereunder, and (ii) where the failure to obtain any such consent, approval or action, to make any such filing or to give any such notice, individually or in the aggregate, would not reasonably be expected to have a Buyer Material Adverse Effect.
          5.5 Legal Proceedings. There are no Actions or Proceedings pending or, to the Knowledge of Buyer, threatened against, relating to or affecting, Buyer which would reasonably be expected to, individually or in the aggregate with other such Actions or Proceedings, have a Buyer Material Adverse Effect
          5.6 Financing. Upon the execution and delivery of this Agreement, Buyer will provide the Company with a true and complete copy of the equity commitment letter dated as of the date hereof, including all amendments, waivers or other modifications or supplements thereto (the “Equity Commitment Letter”), between Buyer and Wynnchurch Capital Partners II, LP. The proceeds of the financing contemplated by the Equity Commitment Letter, along with other funds available to Buyer (which may include additional funds from Wynnchurch Capital Partners II, LP not reflected in the Equity Commitment Letter), will be sufficient to fund at Closing the Cash

Purchase Price and to make all other necessary payments of fees and expenses of Buyer in connection with the transactions contemplated by this Agreement. The Equity Commitment Letter has not been withdrawn or modified and all commitment and other fees required to be paid under the Equity Commitment Letter have been paid when required to be paid thereunder and will be paid in the future as they become due. The Equity Commitment Letter is in full force and effect and is the legal, valid and binding obligations of Buyer and, to the Knowledge of Buyer, the other party thereto. No event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Buyer under any term or condition of the Equity Commitment Letter. All material conditions to the financing contemplated by the Equity Commitment Letter are set forth in the Equity Commitment Letter. Buyer will have available on the Closing Date all funds necessary to fund the Cash Purchase Price.
          5.7 Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Buyer or any of its Subsidiaries in connection with the transactions contemplated by this Agreement.
          5.8 Performance of Purchased Contracts. Buyer is and will be capable of satisfying the conditions contained in sections 365(b)(1)(C) and 365(f) of the Bankruptcy Code with respect to all Purchased Contracts.
          5.9 Certain Agreements. Neither Buyer nor any of its Affiliates is a party to any agreement with any Person that was a creditor in the Bankruptcy Case as of the Petition Date.
          5.10 Condition of the Business. Notwithstanding anything contained in this Agreement to the contrary, Buyer acknowledges and agrees that Sellers are not making any representations or warranties whatsoever, express or implied, beyond those expressly given by Sellers in Article IV (as modified by Sellers’ Disclosure Schedule), and Buyer acknowledges and agrees that, except for the representations, warranties and covenants contained therein, the Purchased Assets and the Business are being transferred on a “where is” and, as to condition, “as is” basis. Buyer acknowledges that it has conducted to its satisfaction its own independent investigation of the Business and, in making the determination to proceed with the transactions contemplated by this Agreement, Buyer relied on the results of its own independent investigation.
ARTICLE VI
BANKRUPTCY COURT MATTERS
          6.1 Competing Transaction. This Agreement is subject to approval by the Bankruptcy Court and the consideration by Sellers and the Bankruptcy Court of higher or better competing bids. From and after the date of the entry of the Bid Procedures Order, until the completion of the auction on the Auction Date, Sellers are permitted to cause their respective representatives and Affiliates to initiate contact with, or solicit or encourage submission of any inquiries, proposals or offers by, any Person (in addition to Buyer and its Affiliates and Representatives) with respect to any transaction (or series of transactions) that is or may be a Competing Transaction to the extent, but only to the extent, that the Company (on behalf of itself and the other Sellers) determines in good faith that so doing is permitted or required by the Bid Procedures Order. Following the Auction Date, Sellers will not participate in any discussions with, or furnish any information to, any Person with respect to any Competing Transaction regardless of the terms thereof. For the avoidance of doubt, nothing herein will prohibit Sellers from (a) participating in any discussions with, or furnishing any information to, any Person with respect to the sale or disposition of any Excluded Asset or (b) prior to the date of entry of the Bid Procedures Order, participating in any discussions with, or furnishing any information to, any Person in response to such Person’s written proposal regarding a Competing Transaction if, in the case of clause (b), the Company (on behalf of itself and the other Sellers) determines in good faith and consistent with its fiduciary duties (after consultation with outside counsel) that such Competing Transaction is reasonably expected to result in a Competing Transaction that that the Company (on behalf of itself and the other Sellers) determines in good faith, after consulting with Representatives of its creditors, to be a higher or better proposal for the Company and its creditors than the transactions with Buyer contemplated by this Agreement; provided that the Company will (i) provide copies to Buyer of all such written proposals and will use its best efforts to keep Buyer informed of the status and material details (including any material changes in the terms thereof) of any such written proposal and (ii) simultaneously provide to Buyer any information furnished to such Persons.
          6.2 Break-Up Fee. In the event that this Agreement is terminated by Seller or Buyer pursuant to Section 9.1(b)(v), Sellers will pay to Buyer a cash amount equal to the Break-Up Fee upon the consummation of the Competing Transaction. In the event that this Agreement is terminated by the Company or Buyer pursuant to Section 9.1(c), Sellers will pay to Buyer a cash amount equal to the Break-Up Fee within two Business Days after such termination. The Break-Up Fee will equal the amount identified on the signature page hereto as the “Base Break-Up Fee,” plus up to $275,000 of the reasonable, documented out-of-pocket expenses of Buyer incurred in connection with this Agreement and the transactions contemplated hereby (such amount, collectively with such expenses, the “Break-Up Fee”). The Break-Up Fee will constitute an administrative expense of Sellers under the Bankruptcy Code (which will be a super-priority administrative expense claim with priority over any and all administrative expenses of the kind specified in sections 503(b) and 507(b) of the Bankruptcy Code). Notwithstanding anything to the contrary contained herein, upon payment of the Break-Up Fee, Sellers and their Representatives and Affiliates will be fully released and discharged from any Liability under or resulting from this Agreement and neither Buyer nor any other Person will have any other remedy or cause of action under or relating to this Agreement, the transactions giving rise thereto or any Competing Transaction.
          6.3 Bankruptcy Court Filings. As promptly as practicable following the execution of this Agreement, Sellers will file with the Bankruptcy Court a motion seeking entry of the Sale Order and the Bid Procedures Order, and, subject to Section 6.1, Sellers will thereafter pursue diligently the entry of the Sale Order and the Bid Procedures Order. Buyer will promptly take such actions as are reasonably requested by Sellers to assist in obtaining entry of the Sale Order and the Bid Procedures Order and a finding of adequate assurance of future performance by Buyer, including furnishing affidavits or other documents or information for filing with the Bankruptcy Court for the purposes, among others, of providing necessary assurances of performance by Buyer under this Agreement and demonstrating that Buyer is a “good faith” purchaser under section 363(m) of the Bankruptcy Code. In the event the entry of the Sale Order or the Bid Procedures Order is appealed, Sellers and Buyer will use their respective reasonable efforts to defend such appeal. Nothing in this Agreement or otherwise will preclude or otherwise limit the Company from taking any position in the Bankruptcy Case that the Board of Directors of the Company determines is appropriate in the circumstances then-existing.
ARTICLE VII
COVENANTS
          7.1 Conduct of Business. From the date of this Agreement through the Closing Date, except (a) as contemplated by this Agreement, (b) with the prior written consent of Buyer (which will not be unreasonably withheld, conditioned or delayed), or (c) with the prior approval of the Bankruptcy Court, Sellers will, and will cause the Included Subsidiaries to, operate the Business in all material respects in the ordinary course of business consistent in all material respects with past practice, recognizing, for this purpose, that each Seller is a debtor-in-possession in the Bankruptcy Case.
          7.2 Certain Restrictions. From the date of this Agreement through the Closing Date, except (i) as contemplated by this Agreement, (ii) as set forth in Section 7.2 of Sellers’ Disclosure Schedule (iii) with the prior written consent of Buyer (which will not be unreasonably withheld, conditioned or delayed), or (iv) with the prior approval of the Bankruptcy Court, Sellers will, and will cause the Included Subsidiaries to, refrain from:
     (a) other than in the ordinary course of business, disposing of, or incurring any Lien (other than Permitted Liens) on, any Purchased Assets;
     (b) authorizing, issuing, selling or otherwise disposing of any shares of, or securities convertible into or exchangeable or exercisable for, or any Option with respect to any shares of, capital stock of any Included Subsidiary, or modifying or amending any right of any holder of outstanding shares of capital stock or share capital of, or Option with respect to, any Included Subsidiary;
     (c) amending any Charter Documents of any Included Subsidiary, or taking any action with respect to any such amendment or any merger, consolidation, recapitalization, reorganization, liquidation or dissolution of Sellers or any such Included Subsidiary;
     (d) other than in the ordinary course of business, entering into, amending, modifying, terminating (partially or completely), granting any waiver under or giving any consent with respect to any Purchased Contract that is material to the Business;

     (e) granting any material increase in the fringe benefits or compensation payable or to become payable by Sellers or any Included Subsidiary to any executive officer or director of the Company;
     (f) adopting, amending or otherwise materially increasing, or accelerating the payment or vesting of the amounts payable or to become payable to any executive officer or director of the Company under any existing Benefit Plan;
     (g) entering into or amending in any material respect any existing employment or severance agreement with, or, except in accordance with the existing written policies of the Company or existing Contracts, granting any severance or termination pay to, any executive officer or director of the Company;
     (h) entering into any commitment for capital expenditures, except as contemplated by the capital budget previously furnished to Buyer by the Company as attached as Schedule 7.2(h);
     (i) incurring any additional Indebtedness, except, in the case of the Company, as set forth in and permitted under the DIP Loan Agreement and, in the case of the Included Subsidiaries, as set forth in and permitted under any existing credit facilities of the Included Subsidiaries;
     (j) paying any dividends or incurring any intercompany accounts payable, other than intercompany accounts payable to an Excluded Subsidiary or that would be discharged pursuant to Section 7.11; or
     (k) agreeing to do anything prohibited by this Section 7.2.
          7.3 Certain Related Party Transactions. Prior to the Closing, Sellers will not engage in any transaction with any executive officer or director of the Company outside the ordinary course of business.
          7.4 Confidentiality and Publicity. The parties agree that (i) any information furnished to or obtained by Buyer or any of its Representatives during the period from the date of this Agreement to the Closing Date as a result of Sellers providing access as contemplated by Section 7.5 and (ii) the terms and conditions of this Agreement, the agreements referred to herein and the transactions contemplated hereby and thereby will in each case be treated by Buyer as confidential on the same terms and conditions as those set forth in the Confidentiality Agreement. Notwithstanding the foregoing, the parties acknowledge that this Agreement (together with the Exhibits and Schedules attached hereto) or any other agreement to which a Buyer entity is a party may be filed with the SEC or other Governmental Authorities and made publicly available, and disclosures related to the transactions contemplated by this Agreement and the agreements referred to herein will be made to the Company’s creditors, Representatives and other persons having an interest in the Company. Any such filings and disclosures by the Company or any of its Representatives will not violate any confidentiality obligations owing to any party, whether pursuant to the

Confidentiality Agreement, this Agreement or otherwise. Furthermore, this Section 7.4 will not limit the disclosure of information by Sellers in connection with the administration of the Bankruptcy Case or preclude any filing or other communication with the Bankruptcy Court, or disclosure to creditors or other Representatives, made by Sellers in good faith.
          7.5 Access to Information. Prior to the Closing, Sellers will, and will cause each of its Representatives to, afford to Buyer and its Representatives reasonable access to the properties, books and records and personnel relating to the Business and will, and will cause each of its Representatives to, furnish promptly to Buyer and its Representatives any and all information concerning such business, properties, financial condition, operations and personnel as Buyer may from time to time reasonably request; provided, however, that any such access and inspection (a) will be provided in such a manner as to maintain the confidentiality of such information, this Agreement and the transactions contemplated hereby, (b) will not interfere unreasonably with the business operations of Sellers or require Sellers to breach any Contract or to violate any Law, and (c) will not involve any audit, testing or sampling procedures to which Sellers do not agree in their reasonable discretion. No investigation pursuant to this Section 7.5 will affect any representations or warranties of Sellers herein or the conditions to the obligations of the parties hereto.
          7.6 Regulatory Approvals. (a) If necessary, each party will make or cause to be made any filings required by it or any of its Affiliates under any federal Antitrust Laws with respect to the transactions contemplated by this Agreement promptly and in any event within five Business Days after the date of this Agreement and will also comply as soon as practicable with any request made by the U.S. Federal Trade Commission, the U.S. Department of Justice or any other Governmental Authority (each, an “Antitrust Authority”) under any state or federal Antitrust Laws for additional information, documents or other materials of it or any of its Affiliates. Each party will use its best efforts to furnish all information, and will provide such reasonable assistance as another party may request, in order to make any filing or provide any information that may be required by law by any Antitrust Authority in connection with the transactions contemplated hereby. Each party will promptly inform the other parties of the status and substance of any communication with any Antitrust Authority regarding the transactions contemplated by this Agreement and any proposals to or from any Antitrust Authority regarding the transactions contemplated by this Agreement. No party will independently participate in any formal meeting, investigation or other inquiry with any Antitrust Authority without first giving the other parties notice of such meeting, investigation or inquiry and, to the extent permitted by such Antitrust Authority, the opportunity to attend and/or participate, and each party will cooperate with the other parties in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions or proposals made or submitted on its behalf in connection with proceedings under any Antitrust Laws or any other related Laws that is required for the consummation of the transactions contemplated by this Agreement.
          (b) Each party will use its best efforts to resolve such objections, if any, as may be asserted by any Antitrust Authority with respect to the transactions contemplated by this Agreement. In connection therewith, if any Action or Proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement is in violation of any Law designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”), each party will cooperate and use its best efforts to contest and resist any such Action or Proceeding, and to have vacated, lifted, reversed or overturned any Order whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement, including by pursuing all available avenues of administrative and judicial appeal and all available legislative action, unless, by mutual agreement, Buyer and the Company decide that litigation is not in their respective best interests. If applicable, each party will use its best efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement. In connection with and without limiting the foregoing, each party will use its best efforts to take promptly any and all steps necessary to avoid or eliminate each and every impediment under any Antitrust Laws that may be asserted by any Antitrust Authority, so as to enable the parties to close the transactions contemplated by this Agreement as expeditiously as possible, including, in the case of Buyer, effecting or committing to effect, by consent decree, hold separate orders, trust or otherwise, the sale or disposition of such of its assets or businesses as are required to be divested in order to avoid the entry of, or to effect the dissolution of, any Order that would otherwise have the effect of preventing or materially delaying the consummation of the transactions contemplated by this Agreement.
          7.7 Further Assurances. Subject to the terms and conditions of this Agreement, and without limiting Section 7.6, each party will use all reasonable efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on it with respect to this Agreement and the transactions contemplated hereby, and, subject to the conditions set forth in Article VIII hereof, to consummate the transactions contemplated by this Agreement as promptly as practicable, and (b) to obtain (and to cooperate with the other parties to obtain) any consent or Order of, or any exemption by, any Governmental Authority and any other Person that is required to be obtained in connection with this Agreement and the other transactions contemplated hereby, and to comply with the terms and conditions of any such consent or Order.
          7.8 Supplementation and Amendment of Schedules. The Company may, at the Company’s option, include in Sellers’ Disclosure Schedule items that are not material in order to avoid any misunderstanding, and such inclusion, or any references to dollar amounts, will not be deemed to be an acknowledgement or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement. Information provided in one section of Sellers’ Disclosure Schedule will suffice, without repetition or cross reference, as a disclosure of such information in any other section to which its relevance is reasonably apparent on its face. From time to time prior to the Closing, the Company will have the right to supplement or amend Sellers’ Disclosure Schedule with respect to any matter hereafter arising or discovered after the delivery of Sellers’ Disclosure Schedule pursuant to this Agreement. No such supplement or amendment will have any effect on the satisfaction of the condition to closing set forth in Section 8.1(a).
          7.9 Employees. (a) Prior to the Closing, Buyer will offer employment to each of the Employees who are set forth on Schedule 7.9(a) (which Schedule is subject to change in all respects and at Buyer’s sole discretion at all times until July 7, 2009 (the “New Hire Deadline”). Such individuals who accept such offer no later than the Closing Date are hereinafter referred to as the “New Hires.”
          (b) Employment Tax Reporting. With respect to New Hires, Buyer and Sellers will use the standard procedure set forth in Revenue Procedure 2004-53, 2004-34 I.R.B. 320, for purposes of employment Tax reporting.
          (c) Compensation and Benefits. For a period of not less than six months after the Closing Date, Buyer will provide (i) base salaries (excluding equity-based compensation) to New Hires that are at least as favorable as the base salaries such New Hires were receiving or were eligible to receive on the date hereof and (ii) benefits (excluding equity-based compensation) to New Hires that are, in the aggregate, at least as favorable as the benefits provided to similarly situated employees of Buyer during such period. For purposes of eligibility, vesting and the calculation of the eligibility for and amount of vacation, sick pay, severance, 401(k) or other retirement plans or other benefits under the employee benefit plans of Buyer providing benefits to New Hires, Buyer will credit each New Hire with his or her years of service with Sellers to the same extent as such New Hire was entitled immediately prior to the Closing to credit for such service under any similar Benefit Plan of Sellers. Nothing in this Section 7.9(c) will be construed to prevent Buyer from terminating the employment of any particular New Hire following the Closing Date.
          (d) WARN Act. Sellers will be responsible for any and all payments and notices to employees required under the WARN Act and any similar Laws due to actions of Sellers.
          (e) Retention. Notwithstanding any other provision hereof, the Company is permitted to implement a retention plan for Employees for the period between the date hereof and the Closing Date, provided that any payments thereunder are contemplated by the budget attached as Schedule 7.2(h).
          (f) Payments in Respect of Certain Employees. At the Closing and at the beginning of each calendar month thereafter for the number of months following the Closing set forth on Schedule 7.9(f), Buyer will pay Sellers for the monthly costs of employing individuals to serve in the positions set forth on such Schedule, in each case, as such monthly costs are identified on such Schedule and, in each case, limited to the amounts identified on such Schedule. During the period that such payments are made, Buyer will provide the individuals serving in such positions with office space and equipment comparable to the office space and equipment provided to those individuals immediately prior to the Closing and access to the employees, systems and records of Buyer as needed to perform their assigned duties.
          7.10 Tax Matters. (a) Transfer Taxes. Buyer will be liable for all of Buyer’s Transfer Taxes, and Sellers will be liable for all of Sellers’ Transfer Taxes, arising from or relating to the consummation of the transactions contemplated by this Agreement. Sellers and Buyer will cooperate and consult with each other prior to filing any Tax Returns in respect of Transfer Taxes and will cooperate and otherwise take commercially reasonable efforts to obtain any exemptions for or refunds of Transfer Taxes.
          (b) Purchase Price Allocation. Buyer and Sellers will allocate the Purchase Price (together with Assumed Liabilities properly included, if any) and any adjustment thereto among the Purchased Assets, all in a manner consistent with the fair market values determined in good faith and on a reasonable basis by Buyer and Sellers prior to the Closing Date. Such allocation will be consistent with Section 1060 of the Code and the Regulations. In addition, Buyer and Sellers will use reasonable efforts to prepare IRS Form 8594 and related exhibits and will act in accordance with the allocation agreed to by the parties on such Form 8594 and in the preparation, filing and audit of any and all Tax Returns. If Buyer and Sellers are unable to mutually agree on the allocation as provided in this Section 7.10(b), then Buyer and Sellers will have no obligation to be consistent with their respective reporting of allocations of the Purchase Price among the Purchased Assets.
          (c) Tax Reporting. Sellers will prepare all Tax Returns required to be filed by Sellers after the Closing Date, include on such returns all income, deductions, gains and loss attributable to the Purchased Assets for all periods (or portions thereof) through the end of the Closing Date, and pay any Taxes owed with respect to such periods (or portions thereof). Buyer will prepare all Tax Returns required to be filed by Buyer after the Closing Date, include on such returns all income, deductions, gains and loss attributable to the Purchased Assets for all periods (or portions thereof) beginning after the Closing Date, and pay any Taxes owed with respect to such periods (or portions thereof).
          (d) Cooperation and Audits. Buyer, its Affiliates and Sellers will reasonably cooperate with each other regarding Tax matters and will make available to the other as reasonably requested all information, records and documents relating to Taxes governed by this Agreement.
          7.11 Intercompany Accounts. All intercompany accounts and agreements between Sellers and the Excluded Subsidiaries, on the one hand, and the Included Subsidiaries, on the other hand, as of the Closing Date will be settled (irrespective of the terms of payment of such intercompany accounts) in full prior to the Closing Date by netting such balances against each other, and the resultant balance deemed without further action to be fully discharged as of the Closing Date.

          7.12 Financing. Buyer will, and will cause its Subsidiaries to, at all times comply with all of the terms and conditions set forth in the Equity Commitment Letter and will take all actions necessary, proper or advisable thereunder to cause the proceeds of the financing contemplated thereby to be available on the Closing Date. For the avoidance of doubt and notwithstanding anything to the contrary in this Agreement, Buyer acknowledges and agrees that its obligation to consummate the transactions contemplated by this Agreement on the terms and subject to the conditions set forth herein is not conditioned upon the availability or consummation of any financing requirements of Buyer.
ARTICLE VIII
CONDITIONS TO CLOSING
          8.1 Conditions Precedent to Obligations of Buyer. The obligation of Buyer hereunder to consummate the transactions contemplated hereby is subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by Buyer in its sole discretion):
          (a) Representations and Warranties. The representations and warranties made by Sellers in this Agreement shall be true and correct in all material respects on and as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date).
          (b) Performance. Sellers shall have performed and complied with, in all material respects, the covenants required by this Agreement to be performed or complied with by Sellers at or before the Closing.
          (c) Closing Certificate. Sellers shall have delivered to Buyer a certificate, dated the Closing Date and executed on behalf of Seller by the Chief Executive Officer or Chief Financial Officer of the Company, to the effect that each of the conditions specified in Sections 8.1(a) and (b) have been satisfied in all respects.
          (d) Deliveries. Sellers shall have delivered:
     (i) deeds and bills of sale and assignments in form acceptable to the Buyer in its reasonable discretion to effect the transfer of the Purchased Assets to Buyer;
     (ii) stock certificates representing the Subsidiary Equity Interests (including all equity interests held by Charles E. Johnson in any Included Subsidiaries), duly endorsed in blank or accompanied by duly executed stock powers endorsed in blank to Buyer or, with respect to the Subsidiary Equity Interests of MexPar, such other Person as may be designated by Buyer;
     (iii) a certificate executed by the Company that Sellers are not foreign persons within the meaning of Section 1445(f)(3) of the Code; and

     (iv) all other instruments of conveyance and transfer, in form and substance reasonably acceptable to Buyer and the Company, as may be necessary to convey the Purchased Assets to Buyer.
          (e) Availability of Financing. Sellers shall have financing available under a DIP Loan Agreement or through the use of cash collateral permitted by the Bankruptcy Court to permit Sellers to operate their businesses in the ordinary course of business, recognizing, for this purpose, that each Seller is a debtor-in-possession in the Bankruptcy Case.
          8.2 Conditions Precedent to Obligations of Sellers. The obligation of Sellers hereunder to consummate the transactions contemplated hereby is subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by the Company (on behalf of itself and all other Sellers) in its sole discretion):
          (a) Representations and Warranties. The representations and warranties made by Buyer in this Agreement shall be true and correct in all material respects on and as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date).
          (b) Performance. Buyer shall have performed and complied with, in all material respects, the covenants required by this Agreement to be so performed or complied with by Buyer at or before the Closing.
          (c) Closing Certificates. Buyer shall have delivered to Sellers a certificate, dated the Closing Date and executed on behalf of Buyer by the Chief Executive Officer or Chief Financial Officer of Buyer, to the effect that each of the conditions specified in Sections 8.2(a) and (b) have been satisfied in all respects.
          (d) Deliveries. Buyer shall have delivered:
     (i) one or more assumption agreements in customary form to effect the assumption of the Assumed Liabilities; and
     (ii) the consideration specified in Section 3.2(b).
          8.3 Conditions Precedent to Obligations of Buyer and Sellers. The respective obligations of Buyer and Seller hereunder to consummate the transactions contemplated hereby is subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by Buyer or Seller (on behalf of itself and all other Sellers) in its sole discretion):
          (a) Orders and Laws. There shall not be in effect on the Closing Date any Order or Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by this Agreement.

          (b) Bid Procedures Order. The Bankruptcy Court shall have entered the Bid Procedures Order, and such order shall have approved the Break-Up Fee.
          (c) Sale Order. The Bankruptcy Court shall have entered the Sale Order (with such changes therein as may have been ordered or otherwise made by the Bankruptcy Court so long as the effects thereof, considered as a whole, are not materially adverse to Buyer or Sellers, as applicable), and no Order staying, reversing, modifying or amending the Sale Order shall be in effect on the Closing Date.
          (d) HSR. If required, the waiting period applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired or early termination shall have been granted.
          8.4 Frustration of Closing Conditions. Neither Sellers nor Buyer may rely on the failure of any condition set forth in Section 8.1, 8.2 or 8.3, as the case may be, if such failure was caused by such party’s failure to comply with any provision of this Agreement.
ARTICLE IX
TERMINATION
          9.1 Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned, at any time prior to the Closing:
     (a) By mutual written agreement of the Company (on behalf of itself and the other Sellers) and Buyer;
     (b) By the Company (on behalf of itself and the other Sellers) or Buyer upon notification to the non-terminating party by the terminating party:
     (i) at any time after September 15, 2009 (the “Termination Date”), if the Closing has not been consummated on or prior to such date and such failure is not caused by a breach of this Agreement by the terminating party.
     (ii) if there has been a material breach of any representation, warranty or covenant (or any breach of any representation or warranty that is qualified by its terms by reference to materiality, Buyer Material Adverse Effect or Seller Material Adverse Effect) on the part of the non-terminating party which would result in a failure of a condition set forth in Section 8.1 or 8.3 (if Buyer is the terminating party) or Section 8.2 or 8.3 (if the Company is the terminating party) and such breach is not curable or, if curable, has not been cured by the earlier of (A) 20 Business Days following receipt by the non-terminating party of notice of such breach from the terminating party and (B) the Termination Date;
     (iii) if any condition to the obligations set forth in Section 8.1 or 8.3 (if Buyer is the terminating party) or in Section 8.2 or 8.3 (if the

Company is the terminating party) shall have become incapable of fulfillment other than as a result of a breach by the terminating party of any covenant or agreement contained in this Agreement, and such condition is not waived by the terminating party;
     (iv) if (A) any court of competent jurisdiction or other competent Governmental Authority has issued an Order which has become final and nonappealable or (B) any Law is in effect, in either case restricting or restraining in a material manner or enjoining or otherwise prohibiting or making illegal the effectuation of the transactions contemplated by this Agreement; it being agreed that the parties will promptly appeal any adverse determination which is appealable (and pursue such appeal with reasonable diligence); or
     (v) if Sellers shall enter into a Contract with respect to a Competing Transaction or if the Bankruptcy Court shall enter into an order approving a Competing Transaction, subject to Buyer’s right to payment of the Break-Up Fee in accordance with Section 6.2;
     (c) automatically, if Sellers consummate a Competing Transaction subject to Buyer’s right to payment of the Break-Up Fee in accordance with Section 6.2;
     (d) by Buyer, if the Bid Procedures Order is not entered by the date that is 25 calendar days after the Petition Date; or
     (e) by the Company (on behalf of itself and the other Sellers), if the entire Initial Escrow Deposit has not been delivered to the Escrow Agent by 5 p.m. EST on the third Business Day after the date of this Agreement.
          9.2 Effect of Termination. If this Agreement is validly terminated pursuant to Section 9.1, this Agreement will forthwith become null and void, and there will be no liability or obligation on the part of any party hereto (or its respective Representatives or Affiliates), except that (i) the obligations of the parties set forth in Section 6.2 and Section 10.4 and the provisions of this Article IX and Article X will continue to apply following any such termination and (ii) nothing contained in this Agreement will relieve any party from any Liability for any breach prior to such termination of such party’s representations, warranties, covenants or agreements set forth in this Agreement; provided, however, that in no event will (a) Buyer have any Liability for any such breach to Sellers for any amounts in excess of $6.0 million (inclusive, if applicable, of any Initial Escrow Deposit payable to Sellers pursuant to Section 3.3(a)(2)) or (b) Sellers have any Liability for any such breach other than the Break-Up Fee, if payable pursuant to the terms hereof. The termination of this Agreement will not affect the Confidentiality Agreement, which will continue in full force and effect. If this Agreement is terminated as provided herein, each party will redeliver all documents, work papers and other material of any other party relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the party furnishing the same.
ARTICLE X
MISCELLANEOUS
          10.1 Survival of Representations, Warranties and Covenants. The representations and warranties contained in this Agreement will survive the Closing until the two-month anniversary of the Closing Date. The covenants herein will survive the Closing only as and to the extent that such covenants are to be performed, in whole or in part, after the Closing.
          10.2 Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission or sent by overnight courier, to the parties at the following addresses or facsimile numbers:
          If to Sellers, to:
Proliance International, Inc.
100 Gando Drive
New Haven, Connecticut 06513
Facsimile No.: (203) 401-6470
Attn: Charles Johnson
with a copy to:
Jones Day
222 East 41st Street
New York, New York 10017
Facsimile No.: (212) 755-7306
Attn: Pedro Jimenez
Andrew M. Levine
          If to Buyer, to:
Centrum Equities XV, LLC
c/o SSI Automotive, LLC
5111 Maryland Way, Suite 210
Brentwood, Tennessee 37027
Facsimile No.: (615) 221-1199
Attn: Roger Brown
and:
Wynnchurch Capital Ltd.
39400 Woodward Avenue, Suite 185
Bloomfield Hills, Michigan 48304

Facsimile No.: (248) 593-5728
Attn: Terry M. Theodore
with a copy to:
Much Shelist
191 N. Wacker Drive, Ste. 1800
Chicago, Illinois 60606
Facsimile No.: (312) 521-2100
Attn: Don S. Hershman
All such notices, requests and other communications will (a) if delivered by facsimile transmission, be deemed given upon electronic confirmation of receipt, (b) if delivered personally, be deemed given upon actual receipt by the Person to receive delivery, and (c) if delivered by overnight courier, be deemed given one Business Day following the day sent by overnight courier. Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other party hereto.
          10.3 Entire Agreement. This Agreement (together with, if applicable, the schedules and exhibits hereto) and the Confidentiality Agreement supersede all prior discussions and agreements prior to the date hereof between the parties with respect to the subject matter hereof and thereof, and contain the sole and entire agreement between the parties hereto with respect to the subject matter hereof and thereof.
          10.4 Expenses. Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated hereby are consummated, each party will pay its own costs and expenses incurred in connection with the negotiation, execution and closing of this Agreement and the transactions contemplated hereby. To the extent applicable, Sellers, on the one hand, and Buyer, on the other hand, will split equally any filing fees required in connection with any filings required to be made with any Antitrust Authority contemplated by Section 7.6.
          10.5 Public Announcements. The parties hereto will not issue or make any reports, statements or releases to the public with respect to this Agreement or the transactions contemplated hereby without the consent of the other, which consent may not be unreasonably withheld or delayed unless, in the sole judgment of Buyer or the Company (on behalf of itself and the other Sellers), disclosure is determined to be otherwise required by applicable Law, stock exchange requirements or by the Bankruptcy Court with respect to filings to be made with the Bankruptcy Court in connection with this Agreement, provided that the party intending to make such report, statement or release will use its commercially reasonable efforts consistent with such applicable Law or stock exchange or Bankruptcy Court requirement to consult with the other parties hereto with respect to the text thereof.
          10.6 Waiver. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver will be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, will be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.
          10.7 Injunctive Relief. Damages at law may be an inadequate remedy for the breach of any of the covenants, promises and agreements contained in this Agreement, and, accordingly, any party hereto will be entitled to seek injunctive relief with respect to any such breach, including specific performance of such covenants, promises or agreements or an Order enjoining a party from any threatened, or from the continuation of any actual, breach of the covenants, promises or agreements contained in this Agreement. The rights set forth in this Section 10.7 will be in addition to any other rights which a party hereto may have at law or in equity pursuant to this Agreement.
          10.8 Amendment. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party hereto.
          10.9 No Third Party Beneficiary. Except for the provisions set forth in Sections 3.5 and 10.17, the terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights upon any other Person, except as expressly set forth herein.
          10.10 No Assignment; Binding Effect. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other parties hereto and any attempt to do so will be void, except that Buyer may assign any or all of its rights (but not delegate any of its obligations) hereunder to one or more of its direct or indirect wholly owned Subsidiaries formed solely for the purpose of being the assignee of Buyer’s rights hereunder; provided, however, that Buyer and such assignee Subsidiary of Buyer will be jointly and severally liable for all obligations of Buyer under this Agreement. Subject to the preceding sentence, this Agreement is binding on, inures to the benefit of and is enforceable by the parties hereto and their respective successors and assigns.
          10.11 Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.
          10.12 Governing Law. This Agreement will be governed by and construed in accordance with the Laws of the State of Delaware applicable to a Contract executed and performed in such State, without giving effect to the conflict of laws principles thereof.
          10.13 Submission to Jurisdiction; Consent to Service of Process. (a) Without limiting any party’s right to appeal any order of the Bankruptcy Court, (i) the

Bankruptcy Court will retain exclusive jurisdiction to enforce the terms of this Agreement and to decide any claims or disputes which may arise or result from, or be connected with, this Agreement, any breach or default hereunder, or the transactions contemplated hereby, and (ii) any and all proceedings related to the foregoing will be filed and maintained only in the Bankruptcy Court, and the parties hereby consent to and submit to the jurisdiction and venue of the Bankruptcy Court and will receive notices at such locations as indicated in Section 10.2 hereof; provided, however, that if the Bankruptcy Case has closed, the parties agree to unconditionally and irrevocably submit to the exclusive jurisdiction of the United States District Court for the Southern District of New York and any appellate court from any thereof, for the resolution of any such claim or dispute. The parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.
          (b) Each of the parties hereto hereby consents to process being served by any party to this Agreement in any suit, action or proceeding by delivery of a copy thereof in accordance with the provisions of Section 10.2.
          10.14 Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, and (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.
          10.15 Non-Recourse. No past, present or future director, officer, employee or incorporator of Sellers or Buyer will have any liability for any obligations or liabilities of any party to this Agreement or any Exhibit or Schedule hereto, such obligations being solely of the parties hereto.
          10.16 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.
          10.17 Certain Acknowledgements. The parties hereto acknowledge the extent of the prior and existing representations by counsel of the parties hereto and have affirmatively consented to Jones Day’s representation of Sellers and Much Shelist’s representation of Buyer, in both cases in connection with this Agreement, the transactions contemplated hereby and any related or unrelated transactional or litigation matters now existing or arising in the future. The parties waive any objection to such representations, any conflict of interest or other basis for precluding, challenging or otherwise disqualifying the above-referenced firms from such representations based on any prior or existing representation by either such firm, and agree that no such objection, conflict of interest or other basis for precluding, challenging or otherwise disqualifying the above-referenced firms from representing their respective clients or any of their directors or officers (whether prior to or after the Closing) will be asserted by either party if litigation among the parties hereto proceeds or develops, whether or not the transactions contemplated hereby are or have been consummated. Each party has had the opportunity to consult with counsel concerning this waiver, and confirms that its consent is voluntary, fully informed and to be relied upon by the other party hereto and the above-referenced firms. The provisions of this Section 10.17 will survive the Closing and are intended to be for the benefit of, and will be enforceable by, any Person specifically referenced herein.
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          IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by a duly authorized officer of each party hereto as of the date set forth below.

COMPANY PROLIANCE INTERNATIONAL, INC., a Delaware corporation
By:	/s/ Arlen F. Henock
	Name:	Arlen F. Henock
	Title:	Executive Vice President and Chief Financial Officer

OTHER SELLERS AFTERMARKET LLC, a Delaware limited liability company
By:	/s/ Arlen F. Henock
	Name:	Arlen F. Henock
	Title:	Vice President

PROLIANCE INTERNATIONAL HOLDING CORPORATION, a Delaware corporation
By:	/s/ Arlen F. Henock
	Name:	Arlen F. Henock
	Title:	President

[Signature Page]

BUYER CENTRUM EQUITIES XV, LLC
By:	/s/ Roger Brown
	Name:	Roger Brown
	Title:	LLC Manager
Type of Entity: Limited Liability Company Jurisdiction of organization: Delaware

TRANSACTION PARTICULARS
Cash Purchase Price: $21,500,000
Base Break-Up Fee: $900,000
Date: July 2, 2009
[Signature Page]